P.E. 1/31/02

1096481

02013399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Information Circular
2	Notice of Annual General Meeting
3	Form of proxy
4	Form of election to receive quarterly financial statements
5	2001 Annual Report

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 31, 2002

By ______________________________
Name: Donald Longenecker
Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.
6660 N. W. Marine Drive
Vancouver, British Columbia V6T 1Z4

INFORMATION CIRCULAR

(As at January 28, 2002, except as indicated)

The annual general meeting of Angiotech Pharmaceuticals, Inc. (the "Company") will be held at 9:00 A.M., Pacific Time, on March 5, 2002 in the Symphony Room at the Westin Grand Hotel, 433 Robson Street, Vancouver, British Columbia, together with any adjournment of that meeting (the "Meeting"). Any member of the Company (a "Shareholder") beneficially holding Common shares of the Company as at January 28, 2002 will be entitled to vote at the Meeting.

SOLICITATION OF PROXY

This information circular is furnished in connection with **the solicitation of proxies by the management of the Company** for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting. To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy. Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting. The registered office of the Company is Irwin, White & Jennings, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R5.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of January 28, 2002, there were 15,594,069 Common shares issued and outstanding. No other shares of the Company are issued and outstanding. As at January 28, 2002, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 301,150 Common shares, representing 2.0% of all issued and outstanding Common shares of the Company.

Holders of Common shares as at January 28, 2002 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common share entitles its holder to one vote. Subject to the rights of the holders of Preference shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the board of directors of the Company may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company's liabilities, subject to the rights of holders of Preference shares. The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal occupation and occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, controlled[1]
William L. Hunter, MD Vancouver, B.C. Chairman, Chief Executive Officer and Director	Aug/98 to present – Chairman & CEO, Angiotech; Jan/97 to Aug/98 – CEO & CSO, Angiotech; June/95 to Jan/96 - Interim CEO, Angiotech; Nov/92 to Jan/97 – CSO, Angiotech; July/93 to Aug/97 - Self-employed physician, Crossroads Medical Clinic.	Since 1992	110,689
Donald E. Longenecker, PhD Blaine, Washington President, Chief Operating Officer and Director	Jan/97 to present – President & COO, Angiotech; Sept/96 to Jan/97 – COO, Angiotech	Since 1997	20,050
Kenneth H. Galbraith, CA White Rock, B.C. Director	Oct/00 to present – President, Gigha Consulting Ltd.; May/96 to Oct/00 – Senior Vice President & Chief Financial Officer, QLT, Inc	Since 2000	Nil
David T. Howard North Vancouver, B.C. Director	May/00 to present – President & CEO, Nutraceutix, Inc.; July/97 to May/00– President & Chief Operating Officer, Novopharm International; July/97 to present – President, Novopharm USA; Sept/95 to Dec/99 – Acting President, Granutec Inc; Jan/89 to Dec/99 – President & General Manager, Stanley Pharmaceuticals	Since 2000	Nil
John McDermott Chandler, Arizona, USA Director	Feb/90 to present – President, IMPRA Inc.	Since 1999	500

Notes:

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 28, 2002, based upon information furnished to the Company by individual nominees. Unless otherwise indicated, such shares are held directly.

Executive Officers and Directors

The following are brief biographies of the Company's nominees.

William L. Hunter, MD, ***Chairman of the Board, CEO and Director.*** William Hunter is a founder and a member of the scientific and management teams of the Company. Dr. Hunter has co-authored many peer-reviewed publications and abstracts, funded research grants and numerous patents and patent applications since 1992. Dr. Hunter is a director of several private biotechnology companies, including Active Pass Pharmaceuticals, Inc, Vigil Health Management Inc, and is a director of The Michael Smith

Foundation for Health Research. Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc, with a focus on angiogenesis, and MD from the University of British Columbia in 1989 and 1992 respectively. Dr. Hunter has earned numerous awards including the 2001 Pacific Region Entrepreneur of the Year Award for Technology and Communications, British Columbia Science & Technology Award for Industrial Innovation, Business in Vancouver's Top 40 under 40, as well as Canada's Top 40 under 40.

Donald E. Longenecker, PhD, ***President, Chief Operating Officer, and Director.*** Donald Longenecker joined the Company in January 1996 and became President in January 1997. Dr. Longenecker has over twenty-five years experience as a leader in pharmaceutical and biotechnology companies from discovery stage to fully integrated commercial organizations, including Senior Vice President, Operations of Viagene, Inc. and Reviewing Physiologist/Pharmacologist with the U.S. Food & Drug Administration. Dr. Longenecker received his BSc in Animal Science from Iowa State University in 1964 and his MSc and PhD in Reproductive Physiology from the University of Missouri in 1965 and 1968, respectively.

Kenneth H. Galbraith, CA, ***Director.*** Kenneth Galbraith joined the Board of Directors in March 2000. Mr. Galbraith is the President of Gigha Consulting Ltd., a technology consulting and investment management company, formed in October 2000. Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 12 year tenure. Mr. Galbraith is a Director of several private and public biotechnology companies, including Active Pass Pharmaceuticals Inc, Kinetek Pharmaceuticals Inc, Micrologix Biotech Inc, Stressgen Biotechnologies Corporation, and Neuro Discovery Inc. He is a former founding Director and Chairman of B.C. Biotech and a former Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network. Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research. Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

David T. Howard, ***Director.*** David Howard joined the Board of Directors in March 2000. Mr. Howard is President & CEO of Nutraceutix, Inc. Prior to this, Mr. Howard was President & Chief Operating Officer of Novopharm International of Toronto, Ontario. He was also President of Novopharm USA Inc. and has held numerous other positions with the Novopharm group of companies. Prior to joining Novopharm, Mr. Howard was Vice President – Pharmaceuticals with Boehringer Mannheim Canada and held numerous positions with Rhone-Poulenc Pharma Inc. in Montreal.

John McDermott, ***Director.*** John McDermott joined the Board of Directors in September 1999. Mr. McDermott is the President of IMPRA, Inc., a vascular products company and a Division of C.R. Bard, Inc. He is responsible for IMPRA's global operations. C.R. Bard, Inc. and IMPRA, Inc. entered into an exclusive, worldwide license and co-development agreement with the Company in December 1998 for perivascular paclitaxel for peripheral vascular applications.

Committees of the Board of Directors

The Company has a compensation committee, a governance and nominating committee and an audit committee. Current members of these committees are identified in the following table:

Committee	Committee Members
Audit Committee	John McDermott (Chairperson), Kenneth Galbraith and David Howard
Compensation Committee	Kenneth Galbraith (Chairperson), David Howard and John McDermott
Governance and Nominating Committee	David Howard (Chairperson), Kenneth Galbraith and John McDermott

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued a series of proposed guidelines for effective corporate governance (the "TSE Report"), and the Toronto Stock Exchange requires listed companies to disclose their corporate governance system in their annual reports or information circulars.

The Executive Committee has reviewed the TSE Report and the Company's own corporate governance practices, with input and guidance from the board of directors. The Company's policy and practices are compared to the TSE Report in Schedule "A" to this Circular, which indicates and explains differences between the Company's corporate governance system and that set out in the TSE Report.

The present board of directors is composed of 5 directors, 3 of whom would be considered unrelated directors by the TSE Report.

The TSE Report defines a significant shareholder as a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The Company does not have a significant shareholder.

EXECUTIVE COMPENSATION

The following table presented in accordance with Canadian securities legislation ("the Rules") sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at September 30, 2001 and the other four most highly compensated executive officers of the Company as at September 30, 2001 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

Summary Compensation Table

Summary Compensation Table for 2001, 2000 and 1999 Financial Years

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Securities Under Options/SARs Granted**	**Restricted Shares or Restricted Share Units**	**LTIP Payouts**	**All Other Compensation**
William L. Hunter, MD Chairman, Chief Executive Officer and Director	2001 2000 1999	$557,164 $365,625 $311,250	$200,000 $110,000 $60,000	Nil Nil Nil	150,000 150,000 75,000	Nil Nil Nil	Nil Nil Nil	$56,741[(3)] Nil Nil
Donald E. Longenecker, PhD President, Chief Operating Officer, and Director	2001[(1)] 2000 1999	$584,500 $395,000 $360,000	$200,000 $110,000 $60,000	Nil Nil Nil	120,000 120,000 50,000	Nil Nil Nil	Nil Nil Nil	$28,858[(4)] $48,653[(4)] $57,909[(4)]
David McMasters, ESQ Vice President, Intellectual Property & General Counsel	2001[(1)(2)]	$406,264	Nil	Nil	175,000	Nil	Nil	Nil
Thomas S. Spencer, PhD Chief Scientific Officer	2001[(1)] 2000 1999	$288,708 $261,250 $250,000	$66,250 $40,000 Nil	Nil Nil Nil	30,000 25,000 Nil	Nil Nil Nil	Nil Nil Nil	$10,757 $6,500 $22,822
David E. Hartnett, MSc, MBA Senior Vice President, Operations	2001[(1)] 2000 1999	$243,855 $208,125 $175,824	$54,375 $36,000 $25,000	Nil Nil Nil	30,000 25,000 23,000	Nil Nil Nil	Nil Nil Nil	$1,297 $6,015 $4,270

Notes:

(1) These amounts were paid in U.S. dollars and, for the purposes of this table, converted to Canadian dollars using the fiscal year-end exchange rate of 1.5790.

(2) Mr. McMasters commenced employment with the Company in December, 2000. Represents 10 months from December 2000 to the Company's fiscal year ended, September 30, 2001.

(3) Includes financial planning of $35,005

(4) Includes relocation costs of: 2001 – $19,035; 2000 - $43,200; 1999 - $49,675

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities). No LTIP awards were paid or distributed to the Named Executive Officers during the most recently completed financial year, other than the options set out below.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company's Stock Option Plan (the "Stock Option Plan") or otherwise during the most recently completed financial year to each of the Named Executive Officers. See disclosure regarding the Stock Option Plan under "Executive Compensation - Report on Executive Compensation - Stock Options".

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
William L. Hunter	150,000	17.5%	$59.35	$59.35	November 30, 2010
Donald E. Longenecker	120,000	14.0%	$59.35	$59.35	November 30, 2010
David McMasters	175,000	20.5%	$70.00	$70.00	October 18, 2010
Thomas S. Spencer	30,000	3.5%	$59.35	$59.35	November 30, 2010
David E. Hartnett	30,000	3.5%	$59.35	$59.35	November 30, 2010

Aggregated Options/SAR Exercises During the Most Recently completed Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable[(1)]/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable [(2)]
William L. Hunter	67,443 Common Shares	4,515,638	236,683 / 239,374	10,569,171/ 5,082,562
Donald E. Longenecker	0 Common Shares	Nil	153,542 / 186,458	6,369,934 / 3,779,866
David McMasters	0 Common Shares	Nil	40,104 / 134,896	Nil / Nil
Thomas S. Spencer	24,500 Common Shares	1,671,725	110,813 / 69,687	5,915,073 / 2,683,587
David E. Hartnett	4,700 Common Shares	294,655	32,468 / 45,832	1,501,117 / 1,345,734

Notes:

(1) With respect to certain common shares issued upon the exercise of incentive stock options prior to the Company's initial public offering in December 1997, the Company has a call option to repurchase at the issue price the Common Shares that have not vested at the time the optionee ceases to be a Service Provider as defined by the Stock Option Plan. See "Executive Compensation - Remuneration of Directors".

(2) As at September 30, 2001, the closing price of the Company's Common shares on the Toronto Stock Exchange was $68.07.

Stock Option Plans

As of January 28, 2002, the Company has outstanding stock options to purchase 2,568,925 Common shares. These options are all non-transferable and have been granted to employees, officers and directors of the Company, and persons providing ongoing management and consulting services to the Company. The options have been granted pursuant to: (a) the Company's current stock option plan (the "Stock Option Plan") established December 8, 1997, as amended by the Shareholders on March 16, 1999, March 20, 2000 and March 6, 2001 (2,523,959 Common shares), (b) the Company's previous stock option plan (the "1996 Option Plan") established July 2, 1996 and superceded by the Stock Option Plan (10,000 Common shares) and (c) directors' resolutions dated February 1, 1996 (34,966 Common shares).

The 1996 Option Plan provided that the board of directors could from time to time grant options, to a maximum for any one person of 5% percent of the total issued and outstanding Common shares. The board of directors could grant options to any person who was an employee or director of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management, financial or scientific consulting or like services for the Company or any of its subsidiaries. The exercise price of options granted under the 1996 Option Plan was determined by the directors. The term of any option granted did not exceed the maximum statutorily permitted time period. Except as otherwise provided in the 1996 Option Plan, the options are cumulatively exercisable in installments over the option period at a rate to be fixed by the board of directors. The Company did not provide financial assistance to any optionee in connection with the exercise of options.

The Stock Option Plan was established December 8, 1997 and complies with the requirements of The Toronto Stock Exchange. In accordance with the policies of The Toronto Stock Exchange, the Stock Option Plan became effective upon the Company obtaining a final receipt for its Prospectus dated December 9, 1997 from the Ontario Securities Commission, which was received December 10, 1997. The Stock Option Plan was amended on March 16, 1999, March 20, 2000 and March 6, 2001 to increase the number of Common shares issuable upon exercise of stock options to 3,076,161.

The Stock Option Plan, as amended, provides for the issuance of non-transferable options to purchase up to 3,076,161 Common shares to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the board of directors, to receive options to acquire up to 5% of the issued and outstanding Common shares. The purchase price of Common shares under each option will be fixed by the board of directors and will not be less than the closing price of the Common shares on The Toronto Stock Exchange for the last day Common shares were traded prior to the date the option was granted. Each option will expire on the earlier of (i) the expiration date as determined by the board of directors, which date shall not be more than ten years from the date it is granted; (ii) 365 days after the optionee dies, retires in accordance with the Company's retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement, voluntary resignation or termination other than for cause; and (iv) immediately upon the optionee ceasing to be a person qualified to receive an option, if as a result of termination for cause.

The options granted under the Stock Option Plan may vest over time as determined by the board of directors. If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested. The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of The Toronto Stock Exchange.

The board of directors is entitled to suspend, terminate or discontinue the Stock Option Plan or amend or revise the terms of the Stock Option Plan, subject to the approval, in certain circumstances, of The Toronto Stock Exchange and the Shareholders of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Compensation Committee of the board of directors (the "Committee") reviews each employment agreement with its Named Executive Officers as required or deemed necessary. The Committee has completed its annual review of its Named Executive Officers' compensation. Base salary increases ranging between 5.0% and 8.0% were awarded to the Named Executive Officers. In addition, bonuses totaling $574,223 were granted to the Named Executives Officers which were paid in December 2001 and

January 2002. The Named Executives were also granted 250,000 stock options at an exercise price of $85.55 per Common share in December 2001 pursuant to the Company's existing stock option plan. All agreements with the Named Executive Officers provide that, in the event of a change of control of the Company, all awards, stock options and cash bonuses granted will fully vest and, in the event of termination of employment within twelve months of a change of control of the Company, such executive officers will receive a severance payment equal to twenty-four months or twelve months' salary.

Compensation Committee

The Committee consists of three members - Kenneth Galbraith (Chairperson), David Howard and John McDermott. All of the members of the Committee are independent of management (See "Executive Officers and Directors" for a description of the relationship each member has to the Company). None of the members of the Committee have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

Report on Executive Compensation

The compensation of the Company's executive officers is determined by the board of directors upon recommendations made by the Committee. The Committee met once formally and had several discussions during the last financial year. The Company's executive compensation program consists of a base salary, the opportunity to earn an annual bonus and a longer term component consisting of stock options.

The Committee sets out to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and profitability of the Company. The Committee adopts the use of varied compensation plans to optimize the role of the executive compensation program in providing incentives for the achievement of balancing the Company's short and long term objectives.

The Committee positions its executive compensation (including salaries and bonus awards) at or above the median of the range of compensation levels for comparator companies. The comparator companies are North American biotechnology and pharmaceutical companies at a similar stage of development and market capitalization.

External surveys by experts in executive compensation practices are used to provide competitive compensation data for comparable knowledge, skills and expertise. Variables such as corporate size, geographical location and market demand for certain skills all have an influence on compensation levels and are analyzed and considered when setting compensation.

The salary structure, including bonuses, reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

<u>Base Salary</u>

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants. The level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year).

The Chairman of the Committee, with the assistance of human resources, prepares recommendations for the Committee with respect to the base salary to be paid to the Chairman and Chief Executive Officer and to other executive officers. The Committee's recommendations for base salaries for the executive officers, including the Chairman and Chief Executive Officer, are then submitted for approval by the board of directors of the Company.

Annual Bonus

Annual bonus awards were introduced to provide incentives for and to reward performance and behaviors that lead to the realization of corporate and individual objectives Performance assessments focus on corporate and individual objectives and on behaviors such as the promotion of teamwork and the development of individuals to maximize their achievements.

Stock Options

Grants of stock options are made to executive officers, employees and directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to impact corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the Shareholders.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, annual bonus and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

Report Submitted by the Compensation Committee

(Signed)
Kenneth Galbraith,
Chairperson

(Signed)
David Howard

(Signed)
John McDermott

Compensation of Directors

In, April 2001, following a review of competitive directors' compensation in Canada in order to stay competitive and retain its directors, the Company increased its compensation payable to each director. For 2001, the Company paid each director who is not an employee ("a non-employee director") a retainer fee of $15,000 per year, payable quarterly. In addition, the non-employee directors receive $1,000 for each board of directors and committee meeting attended in person or by telephone and reimbursements for expenses incurred on behalf of the Company. Upon initially being elected or appointed to the board of directors, and on each subsequent annual re-election to the board of directors, each non-employee director is eligible to be granted an option, at the board of directors' discretion, to purchase up to 10,000 Common shares pursuant to the Company's Stock Option Plan.

For the year ended September 30, 2001, the non-executive directors of the Company were paid $43,000 for their service on the board of directors. Non-executive directors of the Company were issued a total of 30,000 stock options in the year ended September 30, 2001.

Directors and Officers' Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$25 million. The policy governing such insurance is subject to standard exclusions and limitations. During the fiscal year ended September 30, 2001, the amount of premiums paid in respect of such insurance was US$201,500.

Key Management Insurance

The Company is the beneficiary under key management insurance policies of $0.5 million on the lives of each of William L. Hunter and Donald E. Longenecker. The Company pays the combined current annual premium for these policies of $3,108.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total shareholder return on $100 invested in Common shares of the Company on December 18, 1997 with the cumulative total return of the TSE 300 Stock Index, assuming the re-investment of dividends. The Common shares began trading on the Toronto Stock Exchange ("TSE") on December 18, 1997.


The Company
TSE 300
750
650
550
450
350
250
150
50
Dec. 18, 1997
Sept. 30, 1998
Sept. 30, 1999
Sept. 30, 2000
Sept. 30, 2001

The following numerical values were used to generate the Share Price Performance Graph.

	Dec. 18, 1997	Sept. 30, 1998	Sept. 30, 1999	Sept. 30, 2000	Sept. 30, 2001
Company's Total Return	100.00	90.00	111.50	600.00	680.70
TSE 300 Index	100.00	80.90	103.86	154.91	102.08

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries, either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF INDEPENDENT AUDITORS

The firm of Ernst & Young LLP served as independent auditors for the Company for the year ended September 30, 2001. Upon the unanimous recommendation of the Audit Committee, the Board of

Directors has proposed that Ernst & Young LLP continue in this capacity for the current fiscal year. Ernst & Young LLP were first appointed as independent auditors of the Company on June 2, 1995.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for the year ended September 30, 2001 are as follows:

1. **Audit Fees** -- For audit of the Company's annual consolidated financial statements for the year ended September 30, 2001 and reviews of the Company's quarterly consolidated financial statements, audit fees were $55,665.

2. **Financial Information Systems Design and Implementation Fees** – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company's financial statements or generates information that is significant to the financial statements taken as a whole.

3. **All Other Fees** – The aggregate fees invoiced to the Company by Ernst & Young LLP for all other services rendered during the year ended September 30, 2001, excluding the audit of the Company's annual consolidated financial statements for the year ended September 30, 2001, were $385,148.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors. If the resolution is not adopted, the Board of Directors will consider the selection of another public accounting firm for the current fiscal year.

The Company has been advised that a representative of Ernst & Young LLP will attend the Annual General Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company since October 1, 1999, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHAREHOLDER RIGHTS PLAN

Introduction

On March 16, 1999, the shareholders of the Company at the 1999 annual general meeting adopted a shareholder rights plan dated February 10, 1999 (the "Rights Plan"). The Rights Plan expires at the end of the Meeting. Shareholders will be asked to consider and, if deemed advisable, to pass a resolution approving the re-adoption of the Rights Plan and all Rights issued pursuant to the Rights Plan, subject to regulatory approval. The text of the resolution is as follows:

"RESOLVED that:

1. the Rights Plan previously adopted by the Company on March 16, 1999 on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent, and all Rights issued pursuant to such Plan that expires on March 5, 2002, be and are hereby re-adopted, subject to amending all references of February 10, 1999 to March 5, 2002; and

2. any director or officer of the Company be, and is hereby authorized and directed, for and on behalf of and in the name of the Company, to do all such acts and things and to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

The Rights Plan has a term of approximately three years and will expire at the close of the annual meeting of shareholders occurring after the third anniversary of the Rights Plan, unless the Rights are earlier redeemed or exchanged. Approval of the Rights Plan by shareholders is required by The Toronto Stock Exchange. The Rights Plan is (except with respect to the references to the date of the Rights Plan) identical to the Rights Plan previously approved by shareholders at the 1999 annual general meeting and is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

Directors' Recommendation

The Board of Directors (the "Board") has determined that the Rights Plan is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan.

Background and Purpose of the Rights Plan

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Securities legislation in Canada requires a take-over offer to remain open for only 35 days.

The Board does not believe that 35 days is sufficient to permit the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company's shares than the offeror. The biopharmaceutical industry is almost entirely bifurcated into companies that engage in drug development and companies that engage in designing medical devices. As a biopharmaceutical company that is in the business of both drug delivery as well as medical devices, the Company has an intellectual property portfolio and on-going research collaborations that involve both the drug and device businesses. As a result, no one offeror would likely value the entire business of the Company appropriately, as the offeror would almost certainly be involved in and attribute the appropriate value to only one of the drug or device businesses of the Company. The Company expects that if a bid for the Company was made, it would most likely come from an offeror involved in either the drug or device business, but not both. If it is the case that an offeror was from one or the other industry segments, the Company might need to reorganize itself into two separate entities (one for drug delivery and one for medical devices) in order to attract competitive bids from each industry segment. Such a reorganization (which is not in the best interests of the Company to do absent a bid) would take time and require shareholder approval, which could not occur in a 35 day period. If it were the case that the offeror was involved in both the drug and device business, it may still be in the best interests of the Company to reorganize into two separate entities in order to increase the number of potential offerors for the assets of the Company.

Under the Rights Plan, a bidder making a Permitted Bid (as defined below) for the common shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's common shares not Beneficially Owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan will encourage an offeror to proceed by way of Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. The Rights Plan allows a partial bid to be a Permitted Bid.

In recent years, unsolicited bids have been made for the shares of a number of large Canadian companies. Many of these companies had a shareholder rights plan which was used by the target's board of directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value. In most cases, a change of control ultimately occurred at a price in excess of the original bid price. Accordingly, the existence of a shareholder rights plan will not prevent all unsolicited take-over bids for the common shares of the Company.

Provincial securities regulators have concluded in recent decisions relating to shareholder rights plans that a target company's board will not be permitted to maintain a shareholder rights plan solely to prevent a successful bid, but only so long as the board is actively seeking alternatives to a takeover bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the *Company Act* (British Columbia) to promote a change in the management or direction of the Company, including the right of holders of not less than 5% of the issued voting shares to requisition the directors to call a meeting of shareholders to transact any proper business stated in the requisition. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

Terms of the Rights Plan

The principal terms of the amended and restated plan are summarized below. Capitalized terms used, but not defined, in this summary are defined in the rights plan agreement. For full particulars, please refer to the text of the plan, a copy of which is available from the Company's Communications Manager, Cindy Yu, who can be reached by telephone at (604) 221-6901 or by electronic mail at info@angio.com.

The Rights Plan will be implemented pursuant to the Rights Agreement by the issuance of one Right in respect of each common share outstanding at 4:00 p.m. (Vancouver time) on March 5, 2002 (the "Record Time"). One Right also will be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each Right will entitle the holder to purchase from the Company one common share at a price of $100, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder to purchase for $100 common shares having a market price of $200.

This issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights.

Until the Separation Time, the Rights will trade together with the common shares, will be represented by the common share certificates and will not be exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

The Separation Time is defined in the Rights Agreement as the close of business on the eighth trading day (or such earlier or later date as may be determined by the Board) after the earlier of:

(i) the Stock Acquisition Date, which is the date of the first public announcement that a Person has become an Acquiring Person (defined in the Rights Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid, Beneficial Ownership of 20% or more of the Voting Shares of the Company); and

(ii) the date of the commencement of, or first public announcement of an intention to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire Beneficial Ownership of 20% or more of the Voting Shares of the Company.

A Permitted Bid is defined in the Rights Agreement as a Take-over Bid made by take-over bid circular and which also complies with the following requirements:

(i) the bid is made by take-over bid circular to all holders of common shares wherever resident; and

(ii) the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding common shares of the Company (other than shares Beneficially Owned by the Offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the common shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further 10-day period.

If an Offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.00001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholders' approval at a meeting will not be required for a Permitted Bid. Instead, shareholders of the Company will initially have 60 days to deposit their shares. If more than 50% of the outstanding common shares of the Company (other than common shares beneficially owned by the Offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of the Board to make a bid by Take-over Bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the Offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular. All other waivers require shareholder approval.

Under the Rights Agreement, a Flip-in Event is any transaction or event in which any Person becomes an Acquiring Person. Except as set out below, from and after the close of business on the eighth trading day following the Stock Acquisition Date,

(i) any Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(ii) each Right (other than Rights which are void) will entitle the holder thereof to purchase common shares having a market price of $200 for $100.

Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person. The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.00001 per Right.

The Company may, from time to time supplement or amend the Rights Agreement to correct clerical or typographical errors or to maintain the enforceability of the Rights Agreement as a result of a change in law. All other amendments require shareholder approval.

Canadian Federal Income Tax Consequences

The Company will not include any amount in income for the purposes of the *Income Tax Act* (Canada) (the "Act") as a result of the issue of the Rights. A right to acquire additional shares of the Company granted to a common shareholder does not constitute a taxable benefit to the recipient that must be included in income or that is subject to non-resident withholding tax if all holders of common shares are granted the right. A Right was issued in respect of each common share outstanding at the Record Time. Therefore, holders of common shares should not have an income inclusion or liability for non-resident withholding tax upon the issuance of the Rights. In any event, the Company considers that the Rights have a negligible monetary value because the Company is not aware of any acquisition or take-over offer which will give rise to a Flip-in Event and there is only a remote possibility that the Rights will be exercised.

Although a holder of a Right may have income or may be subject to non-resident withholding tax if the Rights become exercisable, are exercised or redeemed, the Company considers the likelihood of such an event occurring to be remote.

Shareholders' Approval

In order for the Rights Plan to be confirmed, the resolution must be passed by a majority of the votes cast by the holders of common shares who vote in respect thereof.

The persons named as proxyholders in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution re-approving the Rights Plan and Rights issued pursuant to the Rights Plan unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 30th day of January, 2002.

BY ORDER OF THE BOARD

David M. Hall
Senior Vice President, Finance and Corporate Secretary

SCHEDULE "A"

	TSE Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
1.	Board of directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:		
a.	Adoption of a strategic planning process.	Yes	The Company intends to establish a leadership position in the development of technologies for the treatment of chronic inflammatory diseases, such as restenosis, multiple sclerosis, rheumatoid arthritis and psoriasis. In order to achieve this goal, the Company has adopted strategies to leverage its broad technology platform, target significant markets, pursue strategic alliances, and establish and maintain a strong intellectual property portfolio. The Company's strategy is under constant review by the Board of Directors and senior management.
b.	Identification of specific risks and implementing risk management systems.	Yes	The Audit Committee and the Board of Directors in conjunction with the Company's auditors will regularly review the Company's principal operational and strategic risks and develop any additional appropriate risk management systems deemed necessary. The Company has contracts and insurance to limit its operational liabilities.
c.	Succession planning and monitoring senior management.	Yes	The Board of Directors has active directors. It appoints or proposes to the Shareholders that they elect appropriately skilled members to the Board of Directors. The reporting structure contemplates senior management reporting to the CEO and the CEO reporting to the Board. Senior management regularly attend meetings of the Board of Directors.
d.	Communications policy.	Yes	The Board of Directors has ensured that the Company has effective communication with its Shareholders and the public. The Company provides appropriate disclosure of all material information as required by law. All material press releases are reviewed by legal counsel. The Company has had and has specific people responsible for corporate communications and Shareholder relations.

		TSE Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
	e.	Integrity of internal control and management of information systems.	Yes	The Board of Directors and the Audit Committee regularly review the adequacy of the Company's internal controls. Internal controls and management of information are regularly upgraded as is required for the Company's continuing and growing operations.
2.		Majority of directors should be "unrelated" (independent of management).	Yes	The majority of the Board of Directors are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.
3.		Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	William L. Hunter MD and Donald E. Longenecker, PhD are members of senior management and are the only Board Members who are related. Kenneth Galbraith, David Howard and John McDermott are unrelated.
4.	a.	Appoint a committee responsible for appointment/assessment of directors.	Yes	The Governance and Nominating Committee has the mandate to: (a) annually recommend candidates for the Board of Directors; (b) review credentials of nominees for election; (c) recommend candidates for filing vacancies on the Board of Directors; and (d) ensure qualifications are maintained.
	b.	Composed exclusively of outside, non-management directors, the majority of whom are unrelated.	Yes	The Governance and Nominating Committee is comprised of Kenneth Galbraith, David Howard and John McDermott.
5.		Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors.	Yes	The Governance and Nominating Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board of Directors, its committees and individual directors, and recommend improvements. The assessment process is ad-hoc. Given the small size of the Board of Directors, performance of the directors as members of the Board of Directors and its Committees is readily apparent.
6.		Provide orientation and education programs for new directors.	Yes	The Board of Directors has no new members at present. While there is no formal program, the Company's operations are regularly reviewed at meeting of the Board of Directors. Furthermore, new Board members are introduced to senior officers and are informed in detail about the Company's assets and current strategies.

		TSE Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
7.		The board of directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness.	Yes	The present number of directors is six, which enables both the President and CEO to be directors while at the same time having a majority of the directors independent of the Company. The Company has proposed five nominees for the position of director in the upcoming year.
8.		Review compensation of directors to reflect risk and responsibility.	Yes	The Compensation Committee has a policy regarding compensation levels for independent directors. Management members of the Board of Directors are not compensated as directors.
9.	a.	Committees should generally be composed of non-management directors.	Yes	All committees are composed exclusively of non-management directors.
	b.	Majority of committee members should be unrelated.	Yes	All committees are composed exclusively of unrelated directors.
10.		Assign a committee responsible for approach to Corporate Governance.	Yes	The Governance and Nominating Committee is generally mandated to be responsible for developing policies and implementing procedures as approved by the Board of Directors.
11.		Define limits to management's responsibilities by developing mandates for:	Yes	
	a.	The board of directors.	Yes	The Board of Directors principal responsibilities are: to plan and approve corporate strategies and goals; to ensure effective communications systems are in place among the Company, its Shareholders and the public; to supervise and evaluate management, including the establishment of executive limitations; to provide oversight of the conduct of the business; and to monitor organizational performance against those goals and executive limitations to derive balanced judgments about issues confronting the Company from time to time.
	b.	The Chief Executive Officer.	Yes	The CEO's objectives include the general mandate to maximize Shareholder value and to fulfill strategic plans of the Company. As a key force in the Company's business, the CEO has no limits to his mandate but does regularly report to, and when appropriate seek approval from, the Board of Directors.
	c.	Board of directors should approve Chief Executive Officer's corporate objectives.	Yes	The Board of Directors is active in the regular reviews of the Company's strategic plan including the approval of corporate objectives.

	TSE Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
12.	Establish structures and procedures to ensure the board of directors can function independently of management.	No	The Board of Directors is aware of the need for it to function independently of management. All the committees of the Board are, at present, comprised only of directors independent of management and the Board will establish further independent committees when independent functions are required. At present the Chairman's function is only to call for and chair meetings of the Board and Shareholders.
13. a.	Establish an Audit Committee with a specifically defined mandate.	Yes	The Audit Committee is mandated to (i) assist the board of directors in fulfilling its fiduciary responsibilities relating to accounting and reporting practices and internal controls, (ii) review audited financial statements and management's discussion and analysis of operations with the auditors, (iii) review the annual report and all interim reports of the auditors, (iv) ensure that no restrictions are placed by management on the scope of the auditor's review and examination of the Company's accounts and (v) recommend to the board of directors the firm of auditors to be nominated by the board for appointment by the Shareholders at the annual general meeting.
b.	All members should be non-management directors.	Yes	As stated above, all members of the audit committee are unrelated directors.
14.	Implement a system to enable individual directors to engage outside advisors at corporation expense.	Yes	The Board of Directors has formalized a process to enable individual directors to engage outside advisors, at the Company's expense, with the authorization of the Governance and Nominating Committee. As is noted above, the Audit Committee is encouraged to speak directly with the Company's external auditors on matters pertaining to its mandate.

Exhibit 2

ANGIOTECH PHARMACEUTICALS, INC.

6660 N. W. Marine Drive
Vancouver, British Columbia V6T 1Z4

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Angiotech Pharmaceuticals, Inc. (the "Company") will be held at 9:00 A.M., Pacific Time, on March 5, 2002 in the Symphony Room at the Westin Grand Hotel, 433 Robson Street, Vancouver, British Columbia, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended September 30, 2001.
2. To elect directors for the ensuing year.
3. To appoint the auditor for the ensuing year.
4. To authorize the directors to fix the remuneration to be paid to the auditor.
5. To approve the re-adoption of the existing Shareholder Rights Plan.
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice. All proposed resolutions by management are ordinary resolutions. Ordinary resolutions tabled at the meeting require approval by a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the meeting.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 30th day of January, 2002.

BY ORDER OF THE BOARD

David Hall, Senior Vice-President, Finance and Corporate Secretary

Exhibit 3

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, it shall be deemed to be dated the date of receipt by the Company or Montreal Trust Company of Canada.

3. *(i)* ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person,*** register your attendance with the Company's scrutineers at the Meeting.

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** the Member can ***appoint another person***, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of "Computershare Trust ***Company of Canada" by mail or by fax no later than 9:00 am (Pacific Time) on March 3, 2002, or may, at the discretion of the Chairman, be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is Suite 401, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 and its fax number is (604) 683-3694.***

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF ANGIOTECH PHARMACEUTICALS, INC. (the "Company")

TO BE HELD AT Westin Grand Hotel
Symphony Room
433 Robson Street,
Vancouver, British Columbia

ON MARCH 5, 2002, AT 9:00 AM, PACIFIC TIME

The undersigned member of the Company (the "Member") hereby appoints, William L. Hunter, M.D., the Chairman of the Board of Directors of the Company, or failing this person, David M. Hall, the Secretary of the Company, or in the place of the foregoing, ______________________, as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, William L. Hunter	______	______
2.	To elect as Director, Donald E. Longenecker	______	______
3.	To elect as Director, Kenneth H. Galbraith	______	______
4.	To elect as Director, David T. Howard	______	______
5.	To elect as Director, John McDermott	______	______
6.	To appoint Ernst & Young LLP as Auditor of the Company	______	______
		For	**Against**
7.	To authorize the Directors to fix the Auditor's remuneration	______	______
8.	To approve the re-adoption of the existing Shareholders Rights Plan	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Exhibit 4

ANGIOTECH PHARMACEUTICALS, INC.
(the "Company")

TO: Registered and Non-Registered Shareholders

National Policy 41 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

Computershare Trust Company of Canada
Suite 401, 510 Burrard Street
Vancouver, British Columbia
V6B 3B9
Fax: 604-683-3694

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL/ZIP CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ________________, 2002

____
SIGNATURE OF SHAREHOLDER

Exhibit 5


conceptreality
Angiotech Pharmaceuticals, Inc.
2001 Annual Report

We're a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel.

SELECTED FINANCIAL DATA

(In thousands of Canadian dollars, except per share information)

Summary Operating Data	Year ended September 30 2001	2000 (1)	1999 (1)
Loss for the year	**$ (8,327)**	$ (1,645)	$ (12,452)
Loss per common share	**(0.54)**	(0.11)	(1.03)
Weighted average shares outstanding (in thousands)	**15,414**	14,332	12,106

Summary Balance Sheets	As at September 30 2001	2000	1999
Cash, cash equivalents and short-term investments	**$ 156,094**	$ 160,295	$ 31,317
Total assets	**162,703**	165,929	35,364
Shareholders' equity	**156,928**	161,256	34,354
Shares outstanding at end of year (in thousands)	**15,531**	15,257	13,287

(1) As restated – see Note 3 to the 2001 Consolidated Financial Statements

The preceding selected financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the three years in the period ended September 30, 2001, and the balance sheet data at September 30, 2001 and 2000 are derived from the audited consolidated financial statements included elsewhere herein. The balance sheet data as of September 1999 is derived from audited financial statements not included herein.

This Annual Report to Shareholders contains forward-looking statements, including statements regarding product development and discovery, regulatory approvals, operating results and capital requirements and other statements that are not historical facts. These forward-looking statements are based on the opinions and estimates of our management at the time the statements are made. They are subject to risks and uncertainties that could cause our actual results, performance or achievements, and those of our corporate partners, to be materially different from those expressed or implied by the forward-looking statements. A number of factors could cause or contribute to such differences, including the risks described in the section entitled "Management Discussion and Analysis of Financial Condition and Results of Operations – Risks and Uncertainties" and those listed from time to time in our public disclosure filings with the U.S. Securities Exchange Commission, The Nasdaq, The Toronto Stock Exchange and relevant Canadian securities commissions, copies of which are available from our investor relations department or by visiting www.sedar.com. You should not unduly rely on these forward-looking statements, which apply only as of the date of this Annual Report. We assume no obligation to update any forward-looking statements as new information becomes available.

M

02 Corporate partner, Boston Scientific, completes enrollment of European TAXUS I trial

03 Phase 2 study in Secondary Progressive MS (SPMS) completes enrollment

Corporate partner Cook, Inc. receives FDA approval for first U.S. tests of a paclitaxel-coated stent

05 Cook completes enrollment of Asian ASPECT and European ELUTES trials

Boston Scientific receives approval to begin TAXUS III-ISR (in-stent restenosis) trial in Europe

06 License agreement signed with Polymed for various patented biomaterials

07 Boston Scientific enrolls first patients in international TAXUS II trial

Cook reports first U.S. implant of a paclitaxel-coated coronary stent

09 Cook in-stent restenosis trial, ASPECT trial, and Boston Scientific TAXUS I trial results show paclitaxel effectively eliminating restenosis

10 Boston Scientific enrolls first Canadian patients in TAXUS II trial

11 Cook ELUTES trial results show paclitaxel effectively eliminating restenosis

Phase 2 SPMS clinical study extended

Pilot Phase 2 severe psoriasis study extended

12 Rui Avelar joins Angiotech as Vice President, Investor Relations & Communications

*Calendar Year 2001

CONCEPT TO REALITY

Behind the walls at Angiotech's headquarters in Vancouver, Canada, are teams of outstanding individuals. Highly motivated, with expertise in various areas, Angiotech's people are committed to scientific excellence and to a culture that encourages innovation, bringing concepts to reality. As we approach our 10 year anniversary as a Canadian pharmaceutical company, meet the faces behind our success.

C&RA: Clinical & Regulatory Affairs
CC: Corporate Communications
CD: Corporate Development
F&A: Finance & Accounting
HR&A: Human Resources & Administration
IP: Intellectual Property
IS: Information Systems
O: Operations
R&D: Research & Development


[O]
Brought to you by the people at Angiotech
[HR & A]
[C C]
[I S]
[I P]
[R & D]

PACLITAXEL

Paclitaxel is a compound originally isolated from the bark of the Pacific Yew tree (*Taxus brevifolia*). It is the active component in one of the most commercially successful chemotherapeutic agents ever developed. Angiotech is advancing the potential of this proven medicine as a medical device coating and treatment for chronic inflammatory diseases.


Paclitaxel
Stabilizes microtubules
Stops AP-1 activator protein

Cell Division   Cell Migration   Extracellular Matrix Breakdown

Paclitaxel has a unique way of preventing the growth of cells: it affects the cell's skeleton (microtubules), which play an important role in cell functions. In normal cell growth, microtubules are organized when a cell starts dividing. Paclitaxel prevents this division by stabilizing the microtubules. The AP-1 activator protein stimulates gene activation, resulting in proteins and cytokines, important in chronic inflammation. Paclitaxel inhibits AP-1 interaction with genes that begin the process of chronic inflammation (see above): (i) proteins necessary for cell division, (ii) cell migration, and (iii) enzymes that cause tissue destruction (extracellular matrix breakdown). These processes together result in numerous cellular effects involved in the chronic inflammation pathway.

Angiotech has developed the science and intellectual property behind the use of paclitaxel on stents for the prevention of restenosis. The Company has also developed an intravenous treatment for multiple sclerosis, rheumatoid arthritis and severe psoriasis. Treating patients with chronic inflammatory diseases require that side effects of systemic treatments be minimized. Angiotech has produced a Cremophor® EL-free systemic paclitaxel formulation, PAXCEED™, for patients with active, widespread diseases. This formulation is expected to reduce the incidence of hypersensitivity reactions. In addition, the doses of PAXCEED™ used for these indications are significantly lower than doses used for chemotherapy. For local applications, polymeric carriers are used to provide sustained delivery of paclitaxel to increase drug levels at the disease site, while simultaneously decreasing unwanted distribution of the drug to other parts of the body. Formulations can be manipulated to encapsulate a variety of drugs and release those drugs at variable rates. Formulations can also be made into various shapes or consistencies, including pastes, sprays, meshes and coatings, all utilizing the same basic core polymer technology.

PAXCEED™

CONCEPT: PAXCEED™

Angiotech's systemic (intravenous) paclitaxel treatment for patients with chronic inflammatory diseases is specially formulated to reduce the incidence of hypersensitivity reactions

Multiple Sclerosis
Affects those that live further away from the equator

Multiple Sclerosis is a chronic inflammatory disease of the central nervous system found to be more prevalent in countries further from the equator. Although the disease is known to debilitate 1 million people worldwide per year, its cause is still unknown. More common in women than in men, the disease begins in young adulthood and progresses slowly with more than half of its victims requiring assistance with walking within 15 years of initial diagnosis.

MS is a result of damage to the sheath surrounding the nerve fibres of the body, called myelin. Myelin acts like the insulation covering electrical wires, helping to conduct electrical impulses between the brain and the body. Healthy myelin allows electrical impulses to move quickly and efficiently along the nerve fiber to produce effortless and coordinated movement. Damaged myelin results in slow and distorted electrical impulses, thus causing the symptoms of MS.

Symptoms and Diagnosis

MS disturbs a patient's vision, speech, coordination, strength, walking abilities, and use of their hands. It may also cause extreme fatigue, incontinence, spasticity and sensory deficits. Patients may feel numbness and tingling in the limbs that can lead to paralysis in later stages. Symptoms vary in severity and duration. The most common form of MS is relapsing and remitting where the condition flares up and then calms down. As MS progresses, it often develops into a secondary progressive stage (SPMS) characterized by a steady deterioration in the condition and health of the patient.

Current Treatment Options

The estimated 2000 worldwide treatment market for MS is US$1.8 billion and is expected to grow 15% a year over the next 3 to 4 years. Treatments typically focus on suppressing the body's immune system, which mischaracterizes myelin as a foreign body and mistakenly attacks it.

Multiple Sclerosis

PAXCEED™ for SPMS

Angiotech's systemic treatment, PAXCEED™, is designed to treat patients in the more severe secondary progressive stage of the disease. PAXCEED™ inhibits white blood cell function, and prevents cell division and migration of astrocytes in the brain in response to an inflammation, thereby reducing the intensity of the body's attack upon itself.

Clinical Development

Enrollment of 194 patients for Angiotech's Phase 2 study was completed in March. Patients in this double-blind, placebo-controlled study were randomized to receive either a placebo or a dose of 50 mg/m² or 75 mg/m² of PAXCEED™ monthly over 6 months with a 3-month follow-up period. The treatment phase is now complete and results are expected in early 2002. Angiotech previously completed a 29-patient Phase 1/2 study. Favourable patient response has resulted in 2 treatment extension options as demonstrated by both clinical disability and MRI outcome measures. Clinical disability, measured monthly using the Expanded Disability Status Scale (EDSS) showed that more than 95% of patients remained stable or improved after 12 treatments administered over a 16 month period.

Toward the end of November, Angiotech received clearance from the Health Canada, Therapeutic Products Directorate to extend the Company's Phase 2 SPMS study for another year. Approximately 100 patients from the original Phase 2 study will be enrolled into this extended, 1 year, open label study, and receive 75 mg/m² of PAXCEED™ every 4 weeks (for a total of 12 doses). Patients will only receive premedication prior to the first 3 treatments. The primary objective of the extension is to assess the safety of PAXCEED™ with and without premedications. Pharmacokinetic analysis is also being assessed to determine paclitaxel dose levels in the body.

We intend to enter a strategic alliance with a pharmaceutical company for the development and commercialization of the MS program once the product has reached an appropriate stage of development. We expect that we may collaborate with the same company on the rheumatoid arthritis project due to the similarity of these programs.

Rheumatoid Arthritis The most advanced cases have mortality rates higher than some forms of cancer

Rheumatoid arthritis (RA) is a chronic inflammatory disease that debilitates primarily young adults. Immune cells in RA tend to be overactive. The disease triggers the body to respond as it would in an acute inflammatory response, but one which is unfortunately directed towards the tissues of a healthy joint. Instead of an inflammatory response helping to heal, it actually results in harm.

Current Treatment Options

Nonsteroidal anti-inflammatory drugs such as ibuprofen are initially used to minimize symptoms. But all RA patients with persistent swelling in the joints are candidates for treatment with disease-modifying, anti-rheumatic drugs (DMARDs), such as the anti-cancer drug, methotrexate. The 2000 world market for DMARDs was estimated at approximately US$1 billion.

PAXCEED™ for RA

Angiotech and its research collaborators have demonstrated in preclinical studies that PAXCEED™ impairs several of the processes involved in the progression of RA. In these studies, PAXCEED™ was more effective than methotrexate in preventing joint damage, as evidenced by clinical, x-ray and microscopic evaluation. A Phase 1 clinical study was conducted to evaluate 15 patients with advanced stages of the disease who had previously failed treatment with at least one DMARD. The drug was determined to be safe and well-tolerated. Of those who completed the study, 25% showed clinical improvement based on the American College of Rheumatology 20% improvement criteria.

Symptoms and Diagnosis

RA causes pain, swelling and destruction of multiple joints in the body and can result in damage to other organs, such as the lungs and kidneys. Recent studies show that certain people inherit a tendency to develop RA, but the trigger that activates the disease remains unknown. Once one develops RA, it is typically a life-long, progressive disease. RA is difficult to diagnose early because it may begin gradually with subtle symptoms. The disease varies among individuals with respect to symptoms, joints affected and the nature of other organs involved (eyes, lungs, skin, etc.). The classification criteria established by the American College of Rheumatology include prolonged morning joint stiffness, characteristic nodules under the skin, joint damage apparent on X-ray, and blood tests confirming the presence of an antibody known as rheumatoid factor.

Psoriasis

An annual cost of up to US$3.2 billion per year in outpatient care in the U.S.

Psoriasis, a skin condition that robs its sufferers of physical and psychological comfort, is often highly visible, affecting the face and scalp. In normal skin, new cells take about a month to move from the lower layers of skin up to the surface. In psoriatic skin, this process takes only a few days resulting in a build-up of dead skin cells and the formation of thick scales. There is substantial evidence that this is caused by an autoimmune response where a normal inflammatory response is mistakenly directed at the skin cells. The disease stimulates the immune system to overreact, causing the trademark inflammatory swelling of the psoriatic patient's skin.

PAXCEED™ in Severe Psoriasis

In November, Angiotech's Pilot, Phase 2 clinical study assessing the safety and efficacy of PAXCEED™ for patients with severe psoriasis was extended due to encouraging results in the initial patients treated. The first 5 patients treated with monthly intravenous infusions over 6 months all exhibited a 50% to 75% improvement in their disease severity, and PAXCEED™ was determined to be safe and well-tolerated in the patient group. The study's primary efficacy measure will continue to be the Psoriasis Area Severity Index (PASI). Enrollment of the study extension has been initiated and is expected to complete in the first half of 2002.

Symptoms and Diagnosis

Typically, patients have a limited number of reddened, scaly, well-demarcated plaques on the skin. Extensive body surface coverage with plaques and pustular psoriasis represent less common and more severe forms of the disease. Sufferers exhibit scaly lesions on the skin which can range from mild (< 10% of skin) to severe (entire skin including scalp) cases.

Current Treatment Options

At present, no known cure exists for psoriasis and most current therapies have unsatisfactory efficacy and/or side effects. Powerful treatments, including phototherapy and anticancer drugs or a combination of these, are usually necessary to manage severe psoriasis.

REALITY: PACLITAXEL-COATED STENT

Angiotech's proprietary technology of coating stents with paclitaxel to reduce the rate of restenosis has gained international recognition in the last year. Angiotech is taking a significant step towards developing the next generation of stents and forever changing the landscape of the medical device industry.



Normal Artery



Blocked Artery



Bypass Graft



Balloon Angioplasty

Coronary Artery Disease

Coronary artery disease, or heart disease, is the leading cause of death in Canada and the U.S. The number of deaths attributable to heart disease virtually equals the number of deaths from all other diseases combined. So how does this happen? The heart is a muscle that requires a constant supply of blood and oxygen in order for it to pump blood into the lungs and the rest of the body. It pumps blood to itself through blood vessels that go directly to the heart muscle. These are known as coronary arteries. A gradual buildup of fat and cholesterol accumulate in the coronary arteries, forming a plaque that narrows the artery and reduces blood flow to the heart. This buildup can cause angina (chest pain) or a heart attack (blockage of an artery). Heart attacks cause a part of the heart muscle to die leaving a weakness in the pumping function of the heart. If severe, it can lead to death.

Traditional Treatments

There have been 3 major types of treatment developed over the past few decades when medication, diet and exercise fail.

Coronary Artery Bypass Grafts

In bypass surgery, the surgeon uses a vein (typically from the leg) and connects the vein above and below the blockage site to bypass the obstruction, improving blood flow to the heart and preventing more serious heart problems. This surgery is still commonly performed today.

Balloon Angioplasty

In balloon angioplasty, a balloon-tipped catheter is inserted into an artery, and the balloon at the tip of the catheter is inflated, pushing the plaque back against the vessel wall. This widens or unblocks the artery to restore blood flow. Compared to bypass surgery, this treatment is relatively low risk, lower cost and much less invasive. However, angioplasty still carries a failure rate of 40%.



Blocked Artery



Catheter Enters



Balloon with Stent Inflated



Balloon Removed, Stent Remains

Symptoms and Diagnosis

One of the difficulties of recognizing coronary artery disease is that symptoms do not usually appear until the artery is already about 2/3 blocked. By that time, one may experience angina, a dull, crushing pain beneath the breastbone that can last up to 20 minutes. When the artery is fully blocked, one suffers a heart attack – a heavy squeezing or crushing pain in the center of the chest with pain radiating down to the arm, shoulder, neck or jaw. Anxiety, dizziness, sweating, shortness of breath or fainting may also occur.



Restenosis on Bare Metal Stent



Paclitaxel-Coated Stent

Coronary Stent

More recently, stents, wire cages designed to prop open arteries after expansion by balloon angioplasty, were developed to improve this procedure. Currently, there are 1.8 million stents inserted annually worldwide, making the international stent market a huge US$2.2 billion dollar business and establishing the stent as one of the most successful medical devices ever launched. There is, however, still significant room for improvement. Stents fail because small tears develop in the artery wall when the balloon catheter is inflated; these tears initiate a natural healing response. Cells from the wall of the artery migrate and divide, filling the wound. If the scar grows too thick, the artery will be re-blocked by the scar. This condition, called restenosis, is the primary cause of stent failure — which occurs in 25 - 40% of cases.

It is in this capacity where Angiotech's technology has moved to the forefront of interventional cardiology. The Company developed the technology for coating stents with the drug paclitaxel in an effort to reduce the rate of restenosis. As described earlier, paclitaxel immobilizes the cell's skeleton. The paralyzed cells are unable to migrate to the injured area and are prevented from dividing. Angiotech's technology has helped produce a stent that does not scar as substantially as bare metal stents and thus fails far less frequently.

STENT PARTNERS

Given the clinical and economic importance of producing a superior stent, major medical device companies are searching for a technology that will enable them to produce an advanced product. Two of the world's largest medical device companies recognized the potential of Angiotech's technology. In 1997, Angiotech signed a $32 million co-exclusive, worldwide licensing agreement with Boston Scientific Corporation of Natick, MA and Cook Incorporated of Bloomington, IN.

Boston Scientific Corporation

"The TAXUS I results strongly indicate that paclitaxel-eluting stents hold enormous promise as a dramatic new therapy for coronary artery disease."

- Eberhard Grube, MD, Siegburg Heart Center, Siegburg, Germany

TAXUS I

TAXUS I is Boston Scientific's first of four paclitaxel-eluting stent clinical trials designed to assess the safety of a slow-release dose formulation. The 61-patient, randomized, double-blind, multicenter European safety trial included 31 patients in the experimental arm and 30 in the control arm. *De novo* lesions up to 12 mm in length and approximately 3.0 mm in diameter were treated. In November, Boston Scientific reported final 6-month findings. Angiographic data as reported by Boston Scientific found zero restenosis in the group treated with paclitaxel-eluting stents, and no patient developed either early or late stent thrombosis (clotting of the stent). Boston Scientific stated that angiographic analysis also demonstrated the absence of any edge effect at the proximal and distal edges in both the paclitaxel-eluting and bare-stent control groups. Intravascular ultrasound (IVUS) results showed significant improvements in neointimal volume, percent neointimal volume index, and minimum lumen area for the paclitaxel-eluting stent.

TAXUS II

This is a 532-patient, randomized, double-blind, multicenter international study designed to assess safety and efficacy of a slow-release formulation and moderate-release formulation. Boston Scientific reported that enrollment has been completed in the study's slow-release cohort and, at time of writing, the first patients have been enrolled in the moderate-release cohort. The trial is designed to collect critical information for proof of principle and to support regulatory filings for product commercialization in several markets around the world, including a CE Mark in Europe and approval in Canada and parts of Asia.

TAXUS III-ISR

Boston Scientific's third trial is a 30-patient registry study examining the feasibility of the slow-release formulation for treatment of in-stent restenosis — regrowth of scar in a previously stented artery. This group represents patients with more complex vascular disease, who tend to have an increased probability of restenosis. Boston Scientific reported the completion of enrollment in July 2001, and 6-month follow-up results are expected in early 2002.

TAXUS IV

Boston Scientific is currently awaiting IDE approval to begin TAXUS IV, a pivotal study based in the U.S. to collect data to support regulatory filings for U.S. product commercialization. The randomized, double-blind trial is expected to enroll more than 1,600 patients at 85 investigational sites and is expected to study the safety and efficacy of a moderate-release formulation on both *de novo* lesions and in-stent restenosis.

Cook Incorporated

"It's a very exciting time for the field of interventional cardiology. We now have several trials showing that a paclitaxel stent coating works just as we'd hoped, nearly eliminating restenosis with a linear dose-response. The implications for our field are tremendous, and these data suggest that we will be able to approach more severe and complex coronary disease with confidence. I expect that paclitaxel-coated stents will dramatically expand the utilization of interventional procedures."

- Alan Heldman, MD, Johns Hopkins University

ASPECT

The 177-patient, multicenter Asian trial was designed to assess the safety and efficacy of several doses of paclitaxel-coated stents. In September, Cook reported 6-month follow-up results that showed a virtual elimination of restenosis. The binary restenosis rate was reduced significantly from 27% in patients receiving bare metal, control stents, to 12% in the low-dose group, and to only 4% in patients receiving high-dose paclitaxel-coated stents, thus demonstrating an important dose-dependent improvement. Cook also reported that mean diameter stenosis was reduced from 38% in the control arm to only 12% in patients in the high dose arm. A dramatic inhibition of neointimal hyperplasia was evidenced by angiography and IVUS. The paclitaxel-coated stent demonstrated an excellent safety profile, as 96% of patients with conventional antiplatelet therapy were free of major coronary adverse events (MACE) at 6 months in both the drug-coated and uncoated stent arms.

ELUTES

In November, Cook reported results from its 192-patient, multicenter European ELUTES study that evaluated the safety and efficacy of 4 different doses of paclitaxel. Cook's strategy in both ASPECT and ELUTES was to identify the dose of paclitaxel with the most positive response in inhibiting restenosis. Cook's report of a reduction in the rate of binary restenosis in ELUTES from 20.6% in the control arm to only 3.1% in the highest dose arm compares favourably to the 4% in the highest dose arm of ASPECT. Cook's results show a dose-response curve that confirms the approximate dose that will deliver a clinically significant reduction in restenosis without causing side effects. There was no difference in MACE between the bare metal and drug-coated stents. The ELUTES data will be used by Cook in its submission for CE Mark approval, which will allow them to market a paclitaxel-coated coronary stent in the European Community. Cook anticipates approval in the first half of 2002.

PILOT ISR

Cook released results from a 21-patient, European pilot study in September that showed paclitaxel-coated coronary stents virtually eliminating in-stent restenosis in patients who had undergone repeated interventional therapy to treat blockages (restenosis) in previously stented coronary arteries. Cook reported that after 6 months, no patients in the study exhibited restenosis in the portion of the target vessel where the paclitaxel-coated stent was placed.

PATENCY

In July, Cook reported the first implant of a paclitaxel-coated coronary stent in an American patient. This signalled the start of Cook's largest clinical trial, PATENCY, that will enroll up to 1,100 patients in multiple centers across the U.S. The trial will utilize Cook's new Logic™ PTX coronary stent. Results from PATENCY will be used to support regulatory filings for U.S. product commercialization.

Clinical Development

2001

+ Completed enrollment of Phase 2 SPMS clinical study
+ Extended Phase 2 SPMS clinical study
+ Completed enrollment of Pilot, Phase 2 severe psoriasis clinical study
+ Extended Pilot, Phase 2 severe psoriasis clinical study

2002

+ To complete the efficacy assessment of PAXCEED™ in the Phase 2 SPMS clinical study
+ To initiate a Phase 3 SPMS clinical study in the U.S. and Canada
+ To initiate a Phase 2 rheumatoid arthritis clinical study in the U.S. and Canada
+ To complete the safety and efficacy assessment of the Pilot, Phase 2 severe psoriasis study

Intellectual Property

2001

+ Filed 5 medical device/drug combination patents
+ Allowance of MS patents in Europe and the U.S.

2002

+ To file 10 new patent applications, and obtain allowance of 3 pending applications

Corporate Development + Finance

2001

+ Ongoing development to secure corporate alliance with major medical device company, with revised partnering strategy
+ Licensed a new enabling technology
+ Ongoing development of a strategy to assess new chemical entities for license in novel applications

2002

+ To complete corporate alliance with major medical device company
+ To complete partnering search for SPMS/rheumatoid arthritis programs

Research + Development

2001

+ Defined cellular assays required to identify 1 drug for a new device application
+ Identified 4 product opportunites in medical device market

2002

+ To complete proof of concept study for paclitaxel in osteoarthritis
+ To complete proof of concept study for prevention of surgical adhesions
+ To select or synthesize a proprietary biocompatible material for use in a drug-coated medical device

Dear Shareholders: 2001 was our most significant year of development to date. Drug-coated coronary stents dominated the field of interventional cardiology as clinical results from various trials were released at key medical conferences, securing this landmark technology as one of the major healthcare stories of 2001. Both corporate partners, Boston Scientific (BSC) and Cook, presented impressive results demonstrating that paclitaxel-coated stents dramatically reduced or eliminated restenosis in several clinical trials. Meanwhile, our Secondary Progressive Multiple Sclerosis (SPMS) and severe psoriasis programs continue to advance clinically with study extensions granted in both programs, and the rheumatoid arthritis program in preparations for entering Phase 2.

Clinical Studies Advancements in the drug-coated stent program began in February when BSC completed enrollment in its European TAXUS I trial. In March, Cook received U.S. Food and Drug Administration (FDA) permission to begin the first tests of a paclitaxel-coated stent in the United States and reported the first implant in July. In May, Cook completed enrollment in both the Asian ASPECT and European ELUTES pivotal studies. BSC also received approval in May from The Freiburg Ethics Commission International (FECI) to initiate TAXUS III-ISR, a feasibility study to evaluate the safety of a paclitaxel-coated stent for the treatment of in-stent restenosis. In July, BSC began TAXUS II, a 532-patient, multi-center, international study designed to collect critical information to support regulatory filings for product commercialization in several markets around the world, including a CE Mark in Europe.

Clinical results began rolling in starting in September, with 3 highly anticipated trial results: Cook's in-stent restenosis pilot, ASPECT, and TAXUS I. Cook's 21-patient in-stent restenosis trial showed 0% restenosis after 6 months in the portion of the target vessel where the paclitaxel-coated stent was placed. These patients with high complications had previously received a minimum of 4 interventions for recurring in-stent restenosis prior to receiving a paclitaxel-coated stent. Cook's 177-patient ASPECT trial results were just as positive, with the binary restenosis rate reduced significantly from 27% in patients with a bare metal stent to only 4% in patients receiving high-dose paclitaxel-coated stents. ASPECT also demonstrated an excellent safety profile, as 96% of patients with conventional antiplatelet therapy were free of MACE at 6 months in both drug-coated and uncoated stent arms. BSC's TAXUS I trial, the first of 4 BSC-sponsored paclitaxel-coated stent clinical trials, was a 61-patient trial that reported 0% restenosis in the group treated with paclitaxel-coated stents versus 11% in those receiving bare-metal stents. Safety results showed that no patients developed either early or late stent thrombosis.

In October, Boston Scientific announced the enrollment of the first Canadian patients in the TAXUS II trial. As a Canadian company, we are very proud to bring this technology back home, in an attempt to improve the lives of the thousands of Canadians who suffer from restenosis annually.

November was highly anticipated as pivotal data from the 192-patient European ELUTES trial was released at the American Heart Association Meetings. Cook reported that the rate of binary restenosis within the stented region in ELUTES was reduced significantly from 20.6% in the control arm to only 3.1% in the highest dose arm – confirming the results of the earlier ASPECT trial. ASPECT and ELUTES data will be used by Cook in their submission for approval in Europe and Asia, which we anticipate in the first half of 2002.

Though somewhat overshadowed by the attention focused on the stent program, our Phase 2 SPMS study continues to progress. Completion of the Phase 2 enrollment of 194 patients occurred in March and the study was extended in November. The extension will include approximately 100 patients from the original Phase 2 study and will run for an additional year. In the open-label trial extension, all patients will receive a 75 mg/m² dose of PAXCEED™ every 4 weeks for a total of 12 doses and premedication will be administered only prior to the first 3 treatments. The treatment phase for the initial Phase 2 study is complete, and we look forward to results in early 2002.

The Pilot, Phase 2 severe psoriasis study conducted at the National Cancer Institute in Bethesda, MD, was also extended in November. The initial 5 patients treated with monthly intravenous infusions of PAXCEED™ over 6 months all exhibited a 50% to 75% improvement in their disease severity, and the drug was determined to be safe and well-tolerated. Up to 13 additional patients may be enrolled in this study extension.

Corporate Collaborations The Company added key intellectual property in June with the acquisition of an exclusive, worldwide license from Poly-Med, Inc. for various patented biomaterials. In the coming year, Angiotech will further expand its product pipeline, strengthening its leadership position in the evolving field of enhancing medical device performance with pharmaceutical solutions.

The vascular wrap program developed in collaboration with C.R. Bard is in the final stages of preclinical testing and is scheduled to begin clinical trials next year.

Personnel Once again, Angiotech added substantial expertise to its management team in 2001. Rui Avelar, MD, formerly a biotechnology analyst and venture capital technical analyst for a Canadian securities firm, joined the Company as Vice President, Investor Relations and Communications in December. Rui has followed our company's growth as an analyst for some time and brings invaluable medical and financial expertise to his new role.

Stock Performance The market continued to experience volatile and turbulent times, despite aggressive interest rate reductions in both the U.S. and Canada. Despite this, Angiotech has continued a longstanding trend of enhancing shareholder value. As of writing, the Company's shares have appreciated 35% in 2001 – even more impressive when one considers that the NASDAQ and TSE 300 indices are off 16% and 20% respectively.



Summary In closing, 2001 has been a remarkable year of clinical strength for Angiotech. While we are pleased with the outstanding clinical results of our drug-coated stent program, we are also encouraged by the progress of our SPMS, rheumatoid arthritis and severe psoriasis programs as they continue to advance through clinical trials. 2002 will be an exciting time for Angiotech as we anticipate the launch of the first Angiotech-based product when Cook receives CE Mark approval for their paclitaxel-coated stent in Europe. Of great importance internally will be results from our Phase 2 SPMS study; initiation of a Phase 3 SPMS study; initiation of a Phase 2 rheumatoid arthritis study; and the continued development of our preclinical programs.

As we approach our 10th year as a Canadian pharmaceutical company, management wishes to recognize Angiotech's employees who have contributed years of ideas, innovation, hard work and commitment to see concepts through to reality. The work of our employees will finally bear fruit with the expected launch of Angiotech's first product in the marketplace, and the beginning of operational income.

To our shareholders, we thank you for your continuing support of Angiotech. We will continue our path towards becoming an international leader in the unique field of drug-coated devices while developing traditional pharmaceutical treatments for debilitating chronic inflammatory diseases.

William L. Hunter, MD, MSc
Chairman + CEO

Donald E. Longenecker, PhD
President + COO

December 20, 2001

FUTURE REALITIES

The Company's strategy is to develop future products through to later stages in clinical testing as the organization grows and acquires the capability to perform these functions internally. The Company's unique approach to combining drug treatments with medical devices will remain the principle focus of the organization.

Vascular Wrap

Angiotech's technology in reducing restenosis can also be applied to vascular bypass grafts. The Company and its corporate partner, C.R. Bard (together with its subsidiary, IMPRA, Inc.) have a $30 million exclusive, royalty-bearing, worldwide licensing agreement to develop paclitaxel-loaded vascular wraps. The paclitaxel "wrap" is placed around the outer surface of the bypassed artery to release drug into the arterial wall and prevent scar tissue growth. Angiotech is in the final stages of preclinical testing and is scheduled to begin clinical trials next year.

Cancer Radiation Therapy

A prototype for improving devices used in radiation therapy for cancer underwent preclinical evaluation. The results indicated that the improved device reduced the tumor size in a preclinical efficacy model. The resulting data are being used in discussions with potential marketing partners.

Tumor Excision Technologies

Angiotech is pursuing uses of paclitaxel as an adjuvant following the surgical removal of tumors to prevent cancer recurrence due to residual cancer cells remaining at the surgical site. Preclinical testing of the biocompatibility of potential delivery materials is in progress. The results of these studies will direct the development of a product for this application. A potential development partner for this product has been identified.

Alzheimer's Disease

A collaborative preclinical study with the University of Pennsylvania is underway to measure the effect of paclitaxel on the formation of tau proteins, a component of the plaque that forms Alzheimer's disease. The dose ranging studies will provide an initial indication of paclitaxel efficacy in preventing or inhibiting Alzheimer's disease.

Surgical Adhesions

Based on the initial preclinical data showing that paclitaxel reduced the severity of post-operative adhesions, Angiotech has initiated an internal program to develop a product for the reduction of adhesions. Discussions with potential development partners for this product will continue.

New Drug Selection

Several new compounds in clinical testing have been identified for evaluation in proposed product prototypes, based on known and predicted activity of the compounds in modulating cellular processes. *In vitro* assay methods to confirm the effect of compounds on specific cellular processes of interest are being conducted. The drug evaluation program will systematically assess *in vitro* and *in vivo* activity of these compounds to identify ones suitable for use in new products.

Coated Medical Devices Pipeline

Company/Device	Objective	Preclinical	Clinical Enrollment Start	Clinical Enrollment Finish	Product Approval
Boston Scientific Corp.					
TAXUS I - Europe	Safety				
TAXUS II - Europe	Efficacy				
TAXUS III (ISR)	Feasibility				
TAXUS IV - U.S.	Efficacy				
Coated peripheral stent	Feasibility				
Cook, Inc.					
ELUTES - Europe	Efficacy				
ASPECT - Asia	Efficacy				
PILOT ISR	Feasibility				
PATENCY - U.S.	Efficacy				
Coated peripheral stent	Feasibility				
C.R. Bard					
Loaded Vascular Wrap	Feasibility				
Surgical Adhesions	Feasibility				
Coronary Wrap	Feasibility				

Therapeutics Pipeline

Indication	Preclinical	Phase 1 Start	Phase 1 Finish	Phase 2 Start	Phase 2 Finish	Phase 3 Start	Phase 3 Finish
Secondary Progressive MS						**	
Rheumatoid Arthritis							
Severe Psoriasis						**	

**study extensions in progress



David M. Hall, BA, BComm
Senior Vice President, Finance

2001 FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes included herein, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). The differences as they affect the consolidated financial statements of the Company are described in Note 12 to the Company's audited consolidated financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

RESULTS OF OPERATIONS

For the year ended September 30, 2001 ("fiscal 2001"), the Company recorded a net loss of $8.3 million ($0.54 per share). These results compare with a net loss of $1.6 million ($0.11 per share) and $12.5 million ($1.03 per share) for the fiscal years ended September 30, 2000 ("fiscal 2000") and 1999 ("fiscal 1999"), respectively. The results of operations for fiscal 2001 were in line with management expectations after taking out the effect of the foreign exchange gain of $6.0 million for the year. The Company has incurred annual operating losses since inception. Future profitability will depend upon the commercial success of the Company's products in major markets worldwide and the achievement of product development objectives. As at September 30, 2001, the Company had an accumulated deficit of $40.1 million.

Effective July 1, 2001, the Company changed its accounting policy for recognizing license, option and research contract fees on collaborative arrangements to be consistent with U.S. GAAP as clarified by Staff Accounting Bulletin 101 (SAB 101) "Revenue Recognition in Financial Statements," which was released by the U.S. Securities and Exchange Commission (SEC) in December 1999. Upfront fees and payments received are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in Note 2 to the Company's consolidated financial statements. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. During the year ended September 30, 2001, the change resulted in a decrease in net loss of approximately $690,000 from $9.0 million that would have been reported had the change not been made. This change has been applied retroactively and all prior periods reported herein have been adjusted accordingly. (See Note 3[b] to the Company's consolidated financial statements).

REVENUES

License, option and research contract revenue decreased to $1.1 million for fiscal 2001 compared to $4.8 million for fiscal 2000, and $0.7 million for fiscal 1999. During fiscal 2001, no licensing fees or milestone payments were received, as expected. Milestone payments received from Cook, Inc. and Boston Scientific Corporation, two of the Company's licensees, contributed to the increase in license, option and research contract revenue in fiscal 2000 from fiscal 1999. Fiscal 2000 was the first year the Company received milestone payments from its out-licensed technologies.

The Company expects to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements. The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by the Company's collaborative partners. License, option and research contract revenue will fluctuate from year to year and cannot be predicted.

EXPENDITURES

The increase in research and development expenditures in fiscal 2001 of 57% from fiscal 2000, is primarily due to the continued development of the Company's secondary progressive multiple sclerosis program. During fiscal 2001, the Company's phase 2 clinical study for secondary progressive multiple sclerosis completed the enrolment and treatment phases. In addition, research and development expenditures increased due to increased research and development activities at the preclinical stage for other programs.

Research and development expenses in fiscal 2000 were comparable to fiscal 1999. Although overall costs were comparable to fiscal 1999, the costs associated with the ongoing phase 1 and phase 1/2 clinical studies in rheumatoid arthritis, multiple sclerosis and psoriasis, and phase 2 multiple sclerosis clinical study increased by approximately $1.8 million compared to fiscal 1999. This increase was offset by a decrease in preclinical study expenditures of approximately $1.6 million. A reduction in period purchases of paclitaxel, the active drug used in the Company's development programs, also offset the increased costs of the ongoing clinical studies in fiscal 2000.

The Company expects to continue incurring substantial research and development expenses in the near future due to the continued clinical studies of its secondary progressive multiple sclerosis, severe psoriasis and rheumatoid arthritis programs, the continuation and expansion of other research and development programs, potential technology in-licensing and regulatory related expenses, preclinical and clinical testing of the Company's various products under development, and production scale-up and manufacturing of future products to be used in clinical trials. The Company believes that research and development expenses for fiscal 2002 will increase mainly due to costs associated with the preparation for and initiation of phase 3, ongoing phase 2 and the extension of the phase 1/2 secondary progressive multiple sclerosis clinical studies. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of the Company's research and development programs.

General and administrative expenses for fiscal 2001 were 68% higher compared to fiscal 2000. Contributing factors were higher business development expenditures and higher personnel and operational costs associated with the continued expansion of the Company's infrastructure to support and accommodate the continued and anticipated significant growth. General and administrative expenses for fiscal 2000 were 23% higher compared to fiscal 1999. Contributing factors were an increase in personnel costs to support the Company's expanding business development activities, expenditures that related to the listing of the Company's Common shares in the U.S. on The NASDAQ stock exchange, and an increase in investor relations activities. For fiscal 2002, a moderate increase in general and administrative expenses is expected as activities increase in support of the Company's expanded research, product development and business development operations and activities on a worldwide basis.

Amortization expense relates to the amortization of property and equipment, patents and medical technology. For fiscal 2001, amortization expense increased by approximately $0.5 million (28%) compared to fiscal 2000. The increase in amortization expense in fiscal 2001 is due to a full year of amortization on the related capital additions in fiscal 2000. Amortization expense in fiscal 2000 increased from fiscal 1999 primarily due to additional amortization expense related to capitalization of medical technology (of approximately $2.8 million) as a result of the exercise of two licensors' common share purchase warrants and rights. The Company believes that amortization expense for fiscal 2002 will increase over that of fiscal 2001 due to the amortization of related capital asset additions.

INVESTMENT AND OTHER INCOME

Investment and other income in fiscal 2001 increased by $3.2 million as a result of higher cash balances throughout the year as compared to fiscal 2000, even though the average investment return decreased marginally to 5.9% for fiscal 2001 from 6.1% in fiscal 2000. Investment and other income in fiscal 2000 increased by approximately $4.7 million compared to fiscal 1999 due to a significant increase in short-term investment balances arising from proceeds of the U.S. common share offering in March 2000 and an increase in the weighted average interest rate to 6.1% as compared to 4.9% in fiscal 1999. The Company expects that investment income will continue to fluctuate in relation to cash balances and interest yields. See "Liquidity and Capital Resources".

A foreign exchange gain of $6.0 million was recorded during fiscal 2001 as compared to a foreign exchange gain of $3.3 million for fiscal 2000 and a foreign exchange loss of $0.2 million for fiscal 1999. Foreign exchange gains and losses result from the translation of U.S. dollar-denominated balances and transactions. As at September 30, 2001, approximately $2.5 million of the foreign exchange gain related to the U.S. dollar-denominated short-term investments was unrealized. The recorded foreign exchange gain in fiscal 2000 was a result of holding U.S. dollar-denominated balances against a weakening Canadian dollar during the year. In fiscal 1999, the foreign exchange loss was due to a stronger Canadian dollar against the US dollar. The Company expects continued fluctuation in the Canada/US dollar exchange rates during the 2002 fiscal year. See "Liquidity and Capital Resources".

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities, proceeds from the licensing of its technology, milestone payments, option fees, research contract revenue from collaborative research and development agreements with industry partners, funding through government grant programs and interest income. Through September 30, 2001, the Company had received approximately $191.6 million in net proceeds from the issuance of its equity securities including approximately $128.4 million in net proceeds from the U.S. share offering completed in March 2000.

At September 30, 2001, the Company had available cash resources of approximately $156.1 million, comprised of cash, cash equivalents and short-term investment securities. In aggregate, the Company's cash resources decreased from $160.3 million at September 30, 2000 to $156.1 million at September 30, 2001. The decrease primarily relates to the net effect of the proceeds from exercise of stock options by directors, officers and employees ($2.4 million) and working capital change ($1.1 million) offset by the Company's annual operating loss, net of amortization and decrease in deferred revenue ($6.9 million) and capital assets and medical technology expenditures ($0.8 million).

The Company is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of the Company's current assets and liabilities. At September 30, 2001, the Company had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates not exceeding 9 months, selected based on the expected timing of future expenditures for continuing operations. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2001, the fair value of the portfolio would decline by an immaterial amount. The Company does not believe that its results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to its investment portfolio, given the Company's current ability to hold its fixed income investments until maturity. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore is subject to foreign currency transaction and translation gains and losses. With a significant portion of its current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on the Company's future operating results or cash flows. If the Canadian dollar were to increase in value by 5% against the U.S. dollar, an unrealized foreign currency translation loss of approximately $3.3 million would occur. The Company purchases goods and services in both Canadian and U.S. dollars and to-date, earns a significant portion of its license, option and research contact revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

To accommodate the Company's accelerated growth, the Company entered into a long-term lease arrangement for a new research and office facility located in Vancouver, B.C. The Company anticipates that the relocation to the new facility will be completed by the end of fiscal 2002.

At September 30, 2001, the Company has a valuation allowance equal to its future tax asset due to the Company not having established a pattern of profitable operations for income tax reporting purposes. The Company does not expect to pay income taxes in 2002.

The Company believes that its available cash resources and working capital should be sufficient to satisfy the funding of existing product development programs, and other operating and capital requirements through 2003. Depending on the overall structure of current and future strategic alliances, the Company may have additional capital requirements related to the further development of existing or future products.

The Company expects to improve its cash and working capital positions during fiscal 2002 by licensing of certain technologies. However, no assurance can be given that additional licenses may be realized.

RISKS AND UNCERTAINTIES

The Company believes that its available cash, expected investment income, and estimated funding from corporate partnerships, should be sufficient to finance its operations and capital needs through 2003, while maintaining sufficient cash reserves. The Company's funding needs may, however, vary depending upon a number of factors including progress of the Company's research and development programs, costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, cost of filing, prosecuting and enforcing the Company's patent claims and other intellectual property rights and technological and market developments. Consequently, the Company may need to raise substantial additional funds to continue to conduct its research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval. In such an event, the Company intends to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources. No assurance can be given that additional funding will be available on favourable terms, or at all. If adequate capital is not available, the Company may have to substantially reduce or eliminate expenditures in its operations. Insufficient financing may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete preclinical and clinical development of its products, (ii) the Company's ability to obtain and enforce timely patent and other intellectual property protection for its technology and products, and in-licensed technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of the Company's technology and products, (vi) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANICAL REPORTING

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors not less than quarterly, to satisfy itself that management's responsibilities are properly discharged and to review the quarterly and annual consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young, LLP conduct an independent examination, in accordance with Canadian and U.S. generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

Donald E. Longenecker
President + COO

David Hall
Senior Vice President, Finance

AUDITORS' REPORT

To the Shareholders of
Angiotech Pharmaceuticals, Inc.

We have audited the consolidated balance sheets of **Angiotech Pharmaceuticals, Inc.** as at September 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for income taxes, as explained in note 3 to the financial statements on a consistent basis.

As discussed in note 3 to the financial statements, effective July 1, 2001, the Company retroactively changed its accounting policies for revenue recognition and determining loss per common share.

Vancouver, Canada,
November 6, 2001.

Ernst & Young LLP

Chartered Accountants

Angiotech Pharmaceuticals, Inc.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

As at September 30

	2001 $	2000 $
ASSETS		
		[Restated - see note 3]
Current		
Cash and cash equivalents *[note 5]*	**3,210**	4,109
Short-term investments *[note 5]*	**152,884**	156,186
Amounts receivable	**180**	56
Prepaid expenses and deposits	**511**	127
Total current assets	156,785	160,478
Capital assets *[note 6]*	**1,429**	1,192
Medical technologies *[notes 7 and 8(e)]*	**4,489**	4,259
	162,703	165,929
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**4,173**	2,381
Total current liabilities	**4,173**	2,381
Deferred revenue	**1,602**	2,292
Commitments and contingencies *[notes 10 and 11]*		
Shareholders' equity		
Share capital *[note 8(b)]*	**195,331**	192,981
Contributed surplus *[notes 8(d) and (e)]*	**1,723**	74
Deficit	**(40,126)**	(31,799)
Total shareholders' equity	**156,928**	161,256
	162,703	165,929

See accompanying notes

On behalf of the Board:

William L. Hunter, MD, MSc
Director

Donald E. Longenecker, PhD
Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in thousands of Canadian dollars except per share information)

Years ended September 30

	2001	2000	1999
	$	$	$
		[Restated - see note 3]	*[Restated - see note 3]*
REVENUE			
License, option and research contract fees *[note 11]*	**1,123**	4,765	689
Government grants	**8**	6	16
	1,131	4,771	705
EXPENSES			
Research and development	15,122	9,614	9,503
General and administration	7,336	4,357	3,543
Amortization *[notes 6 and 7]*	**2,112**	1,655	1,158
	24,570	15,626	14,204
Operating loss	**(23,439)**	(10,855)	(13,499)
OTHER INCOME (EXPENSE)			
Foreign exchange gain (loss) *[note 4]*	**5,976**	3,285	(153)
Investment and other income	**9,136**	5,925	1,200
Total other income	**15,112**	9,210	1,047
Loss for the year	**(8,327)**	(1,645)	(12,452)
Deficit, beginning of year	**(31,799)**	(30,154)	(17,702)
Deficit, end of year	**(40,126)**	(31,799)	(30,154)
Loss per common share	**(0.54)**	(0.11)	(1.03)
Weighted average number of common shares outstanding (in thousands)	15,414	14,332	12,106

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

Years ended September 30

	2001 $	2000 $ *[Restated - see note 3]*	1999 $ *[Restated - see note 3]*
OPERATING ACTIVITIES			
Loss for the year	**(8,327)**	(1,645)	(12,452)
Add items not involving cash:			
Amortization of capital assets and medical technologies	**2,112**	1,655	1,158
Unrealized foreign exchange (gain) loss	**(2,475)**	(3,167)	93
Gain on disposal of capital assets	—	(2)	—
Deferred revenue	(690)	(272)	2,564
Net change in non-cash working capital items relating to operations:			
Accrued interest on short-term investments	**(1,523)**	(4,048)	102
Amounts receivable	**(124)**	39	97
Prepaid expenses and deposits	**(384)**	15	(10)
Accounts payable and accrued liabilities	**1,620**	1,307	202
Cash used in operating activities	**(9,791)**	(6,118)	(8,246)
INVESTING ACTIVITIES			
Purchase of short-term investments	**(215,330)**	(157,712)	(43,706)
Proceeds from short-term investments	**222,001**	33,970	40,274
Amortization of bond premium	**629**	—	—
Purchase of capital assets	**(644)**	(578)	(522)
Proceeds on disposal of capital assets	—	2	—
Cost of medical technologies	**(114)**	(720)	(1,049)
Cash provided by (used in) investing activities	**6,542**	(125,038)	(5,003)
FINANCING ACTIVITIES			
Issuance of common shares - net of issue costs	—	128,449	15,832
Proceeds from stock options exercised	**2,350**	730	—
Common shares repurchased and cancelled	—	(1)	(1)
Cash provided by financing activities	**2,350**	129,178	15,831
Net (decrease) increase in cash and cash equivalents during the year	**(899)**	(1,978)	2,582
Cash and cash equivalents, beginning of year	**4,109**	6,087	3,505
Cash and cash equivalents, end of year	**3,210**	4,109	6,087
Supplemental disclosure			
Common shares issued for medical technologies	—	2,834	769

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Angiotech Pharmaceuticals, Inc. (the "Company"), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of developing and commercializing new treatments for chronic inflammatory and angiogenesis dependent diseases based upon paclitaxel and related compound formulations.

The Company has financed its cash requirements primarily from share issuances, payments from collaborators, license, option and research contract arrangements and government grants. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 12. A summary of the significant accounting policies are as follows:

Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Angiotech Pharmaceuticals (US), Inc., incorporated under the laws of the state of Washington, USA. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from those estimates.

Foreign currency translation
The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of net loss for the year.

Cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of accrued cost and market.

Short-term investments
The Company considers all highly liquid financial instruments with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of accrued cost and market.

Capital assets
Capital assets are recorded at cost less accumulated amortization, related investment tax credits, government grants and specific funding under research contract arrangements. Amortization is provided using the straight-line method over the following terms:

Computer equipment	3 years
Research equipment	5 years
Office furniture and equipment	3 years
Leasehold improvements	Term of the lease

Medical technologies
The costs of acquiring medical technologies, including those which are acquired in exchange for the issuance of equity instruments issued by the Company, are capitalized and amortized on a straight-line basis over the remaining useful life of the technologies up to 5 years once the Company enters into a sub-licensing agreement or once commercial production of the related product commences. Equity instruments issued in exchange for technologies are recorded at their fair value at the date of issuance.

If management subsequently determines that successful development of products to which medical technology costs relate is not reasonably certain, or that deferred medical technology costs exceed recoverable value based on estimated future undiscounted net cash flows, such costs are charged to operations.

Future income taxes
The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition
Research contract fees and research related grants, which are non-refundable, are recorded as revenue as the related research expenditures are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled its obligations in accordance with the provisions of the contractual arrangement. License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period of approximately five years.

Government grants
Government assistance toward current expenses is recorded as revenue in the period the expenses are incurred. Government assistance towards capital assets is deducted from the cost of the related capital asset.

Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Loss per common share
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares, if any. Fully diluted loss per common share has not been presented as the outstanding options and warrants are anti-dilutive.

Stock based compensation
The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 8[c]. No compensation is recognized for these plans when common shares or stock options are issued. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Recent pronouncements
The Canadian Institute of Chartered Accountants approved a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. Section 3062 will be effective for the Company's fiscal year beginning October 1, 2002. The Company does not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

The Canadian Institute of Chartered Accountants approved a new Handbook Section 3870 ("Stock-based Compensation and Other Stock-based Payments"). Section 3870 will be effective for the Company's fiscal year beginning October 1, 2002. The Company has not determined the impact of Section 3870 on the consolidated financial statements.

3. CHANGE IN ACCOUNTING PRINCIPLES

[a] Income taxes
Effective October 1, 1999, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes under the liability method. The change in accounting policy did not result in any adjustment in fiscal 2000, 1999 and as at October 1, 1998. Before the adoption of the new recommendations, the income tax expense was determined using the deferral method of tax allocation.

[b] Revenue recognition
Effective July 1, 2001, the Company changed its accounting policy for recognizing license, option and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") *Revenue Recognition in Financial Statements*, which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in note 2. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. During the year ended September 30, 2001, the change resulted in a decrease in the net loss of $690,370 from $9,017,370 that would have been reported had the change not been made. This change has been applied retroactively with the following effect:

	As originally reported		As restated	
(in thousands of dollars)	**2000** **$**	1999 $	**2000** **$**	1999 $
License, option and research contract fees	**4,493**	3,253	**4,765**	689
Net loss	**(1,917)**	(9,888)	**(1,645)**	(12,452)
Net loss per common share	**(0.13)**	(0.82)	**(0.11)**	(1.03)
Deferred revenue	**—**	—	**2,292**	2,564
Accumulated deficit	**(29,507)**	(27,590)	**(31,799)**	(30,154)

[c] Loss per common share
Effective July 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and had no effect on fiscal 2001 or on the previously disclosed numbers.

4. FINANCIAL INSTRUMENTS AND RISK

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company's results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as the Company's investments which finance operations are substantially denominated in United States dollars and a significant portion of the Company's expenses are denominated in Canadian dollars. Interest rate risk arises due to the Company's investment in fixed interest securities.

For each of the years presented, the Company's foreign exchange gain (loss) comprises unrealized and realized gains (losses) as follows:

(in thousands of Canadian dollars)	**2001** **$**	2000 $	1999 $
Unrealized foreign exchange gain (loss)	**2,475**	3,167	(93)
Realized foreign exchange gain (loss)	**3,501**	118	(60)
Total unrealized and realized foreign exchange gain (loss)	**5,976**	3,285	(153)

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At September 30, 2001, included in cash and cash equivalents is $1,849,893 (US $1,171,560) denominated in US dollars [2000 - $1,510,377 (US $1,002,241)].

Short-term investments, are substantially comprised of commercial debt with an average fixed interest rate of 5.7% [2000 - 6.4%] and maturities to June 2002 [2000 - June 2001]. Included in short-term investments at September 30, 2001 are investments of $122,534,089 (US $77,602,336) denominated in U.S. dollars [2000 - $137,318,697 (US $91,120,568)].

6. CAPITAL ASSETS

(in thousands of Canadian dollars)	Cost $	Accumulated amortization $	Net book value $
2001			
Computer equipment	**1,342**	**790**	**552**
Research equipment	**1,792**	**1,022**	**770**
Office furniture and equipment	**442**	**338**	**104**
Leasehold improvements	**58**	**55**	**3**
	3,634	**2,205**	**1,429**
2000			
Computer equipment	933	564	369
Research equipment	1,485	769	716
Office furniture and equipment	370	275	95
Leasehold improvements	58	46	12
	2,846	1,654	1,192

7. MEDICAL TECHNOLOGIES

(in thousands of Canadian dollars)	2001 $	2000 $
Medical technologies, cost *[note 11]*	**7,944**	6,181
Less: accumulated amortization	**(3,455)**	(1,922)
	4,489	4,259

During the year ended September 30, 2001, the Company included in amortization expense a charge to operations of $nil with respect to certain medical technologies not being actively pursued [2000 - $nil; 1999 - $216,750].

8. SHARE CAPITAL

[a] Authorized

200,000,000 Common shares without par value
50,000,000 Class I Preference shares without par value

On March 20, 2000, the shareholders approved an increase to the authorized common share capital of the Company from 50,000,000 common shares to 200,000,000 common shares.

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

[b] Issued and outstanding

(in thousands of Canadian dollars, except share information) **Common shares**	No. of shares	Amount $
Balance, September 30, 1998	11,728,589	44,383
Issued for cash pursuant to public offering - net	1,495,000	15,832
Issued for acquisition of certain medical technology *[note 11(a)]*	63,846	769
Shares repurchased for cash *[note 8(d)]*	(715)	(3)
Balance, September 30, 1999	13,286,720	60,981
Issued for cash pursuant to public offering - net	1,750,000	128,448
Issued for acquisition of certain medical technology *[note 7]*	42,500	1,934
Issued upon exercise of common share purchase warrants *[note 8(e)]*	74,252	900
Issued for cash upon exercise of stock options	104,034	730
Shares repurchased for cash *[note 8(d)]*	(909)	(12)
Balance, September 30, 2000	15,256,597	192,981
Issued for cash upon exercise of stock options	274,157	2,350
Balance, September 30, 2001	15,530,754	195,331

On March 22, 2000, pursuant to a public offering of the common shares of the Company, 1,750,000 common shares were issued at US $53.50 per common share (CDN $78.77 per share) for net proceeds of US $87,241,227 (CDN $128,448,348) (net of offering expenses of US $6,383,773 (CDN $9,399,062)).

On July 9, 1999, pursuant to a public offering of the common shares of the Company, 1,495,000 common shares were issued at $11.50 per share for net proceeds of $15,831,646 (net of offering costs of $1,360,854).

[c] Stock options

In 1998, the Company established a Stock Option Plan ("1998 Plan"), whereby options to purchase shares of the Company's stock may be granted to executive officers and directors, employees, consultants and clinical advisory board members. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. During the year ended September 30, 2000, the Company obtained shareholder approval to amend the number of stock options available for granting under the Plan from 1,768,865 common shares to 2,015,521 common shares. On March 6, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan ("2001 Plan"), which supercedes the 1998 Plan and increased the number of stock options available for granting to 3,076,161 common shares. Accordingly, 3,076,161 [2000 - 2,015,521] common shares have been reserved for issuance at September 30, 2001 of which 806,848 [2000 - 584,244] are available for issuance pursuant to the 2001 Plan.

Details of the stock options are summarized as follows:

	No. of optioned shares	Weighted average exercise price $
Balance, September 30, 1998	753,400	8.95
Granted	290,100	12.04
Forfeited	(1,000)	15.00
Balance, September 30, 1999	1,042,500	9.81
Granted	613,575	39.18
Exercised	(104,034)	7.01
Forfeited	(9,298)	20.41
Balance, September 30, 2000	1,542,743	21.62
Granted	855,500	61.61
Exercised	(274,157)	8.57
Forfeited	(17,464)	50.97
Balance, September 30, 2001	2,106,622	39.31

Of the total options outstanding at September 30, 2001, 51,566 were granted pursuant to a stock option and a discretionary plan superceded by the 2001 Plan.

The options outstanding are exercisable as follows:

	Options outstanding September 30, 2001			Options Exercisable September 30, 2001	
Range of exercise prices $	Number of common shares issuable	Remaining contractual life (years)	Weighed avg exercise price $	Number of common shares issuable	Weighted avg. exercise price $
0.25	10,000	4.9	0.25	10,000	0.25
2.75	41,566	4.6	2.75	41,566	2.75
9.00-12.10	551,056	7.0	11.22	434,937	11.09
15.00-17.25	320,600	7.6	16.52	165,659	16.25
45.85-59.35	758,400	8.8	55.80	140,199	54.42
61.75-79.00	425,000	9.3	68.01	116,089	67.32
	2,106,622	8.1	39.31	908,450	25.40

These options expire at various dates from January 31, 2006 to September 17, 2011. All of the shares available for issuance under the stock option plan are subject to vesting over a period of two to four years. With respect to certain common shares issued upon the exercise of incentive stock options prior to the Company's initial public offering in December 1997, the Company has a call option to repurchase, at the issue price of the common shares, those shares that have not vested at the time the optionee ceases to be a Service Provider as defined by the 2001 Stock Option Plan.

During the year ended September 30, 2001, the Company accelerated the vesting of 1,042 [2000 - 46,583; 1999 - nil] stock options to an immediate vesting from approximately 1.7 years [2000 - 2.5 years; 1999 - nil].

[d] Shares reacquired

During the year ended September 30, 2001, the Company acquired no common shares [2000 - 909; 1999 - 715] for cash of $nil [2000 - $455; 1999 - $358] which were subsequently cancelled. The excess of $nil [2000 - $11,073; 1999 - $2,903] has been allocated to contributed surplus.

[e] Common share purchase warrants and other

Pursuant to a licensing agreement described in note 11[a], during the year ended September 30, 1999, the Company granted 230,000 common share purchase warrants to acquire 230,000 common shares of the Company expiring November 1, 2003 (30,000 of which are not exercisable until after November 2, 2001 and are cancellable if certain product development milestones are achieved prior to November 2, 2001). During the year ended September 30, 2001, the Company recorded as contributed surplus and medical technologies, the estimated fair value of the 30,000 warrants [2000 - nil; 1999 - 200,000] of $1,649,000 [2000 - $nil; 1999 - $900,000], determined using the Black Scholes pricing model.

In January 2000, the Company issued 74,252 common shares pursuant to the net share settlement provision in respect of 125,000 common share purchase warrants that were exercisable at a price of $8.50 per share and 75,000 common share purchase warrants that were exercisable at a price of $11.62 per share. Upon exercise of the 200,000 common share purchase warrants, the $900,000 previously recorded as contributed surplus was reclassified to share capital.

At September 30, 2001, the 30,000 common share purchase warrants, described above, are outstanding and exercisable at $11.62 per share [note 15].

Pursuant to the terms of a license agreement, the Company is required to pay royalties based on a percentage of its research contract fees. On February 2, 2000, the licensor exercised its right to reduce the royalty rate in exchange for the issuance of 42,500 common shares of the Company. The Company has recorded, as medical technology, the fair value of the common shares of $1,933,750 on the commitment date.

[f] Shareholder rights plan

Pursuant to a shareholders rights plan (the "Plan") approved February 10, 1999, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan is valid until the first shareholders meeting held after February 10, 2002.

9. INCOME TAXES

As at September 30, 2001, the Company has approximately $17,026,000 of non-capital loss carryforwards and approximately $6,213,000 of federal investment tax credits available to reduce taxable income for future years. These losses expire as follows:

(in thousands of Canadian dollars)	Federal investment tax credits $	Non-capital loss carryforwards $
2003	—	1,755
2004	—	3,192
2005	—	3,129
2006	84	3,996
2007	240	—
2008	900	4,954
2009	1,329	—
2010	1,613	—
2011	2,047	—
	6,213	17,026

The Company also has provincial investment tax credits of approximately $1,508,000 of which $54,000 expires in 2009 and $626,000 expires in 2010 and $828,000 expires in 2011.

Significant components of the Company's future tax assets as of September 30 are shown as follows:

(in thousands of Canadian dollars)	**2001** **$**	2000 $
Future tax assets:		
Book amortization in excess of tax CCA	**1,463**	1,084
Non-capital loss carryforwards	**6,746**	5,331
Other assets	**1,458**	—
Research and development deductions and credits	**14,858**	13,536
Share issue costs	**2,496**	4,174
Total future tax assets	**27,021**	24,125
Valuation allowance	**(26,512)**	(23,086)
Total future tax assets	**509**	1,039
Future tax liabilities:		
Unrealized foreign exchange gain	**(509)**	(1,039)
Total future tax liabilities	**(509)**	(1,039)
Net future tax assets	**—**	—

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. In prior periods the Company had concluded the realization of the loss carryforwards and tax credits under the deferral method of tax allocation did not meet the virtual certainty and reasonable assurance test. Accordingly, no future tax assets have been recognized as at September 30, 2001 and 2000.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 44.87% [2000 - 45.62%] statutory tax rate, at September 30 is:

(in thousands of Canadian dollars)	**2001** **$**	2000 $
Income taxes at statutory rates	**(3,736)**	(750)
Amortization in excess of capital cost allowance for tax	**(209)**	634
Expenses not deductible for tax	**312**	15
Expenses capitalized for tax purposes	**4,770**	3,154
Income not recognized for tax purposes	**(1,823)**	(1,334)
Non-capital losses generated (used)	**2,223**	(474)
Share issuance costs deducted for tax purposes	**(1,221)**	(1,245)
Other	**(316)**	—
	—	—

10. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through May 2012, with an option to renew through 2017. Future minimum annual lease payments under these leases are as follows:

(in thousands of Canadian dollars)	$
2002	671
2003	902
2004	1,315
2005	1,315
2006	1,315
Thereafter	7,017
	12,535

The Company's existing lease for its Canadian premises expires in 2002. The Company has entered into a long term lease for new premises, the minimum annual lease payments of which are included in the table above. The Company has budgeted approximately $2 million for leasehold improvements.

Rent expense for the year ended September 30, 2001 amounted to $552,576 [2000 - $484,260, 1999 - $408,679].

Other

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 11].

Contingencies

[a] The Company may, from time to time, be subject to claims and legal proceedings brought against them in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

[b] Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division has been appealed to a Board of Appeal of the European Patent Office. An adverse decision by the Appeal Board may result in the narrowing or loss of claims. The outcome of this appeal is uncertain at this time.

11. COLLABORATIVE AGREEMENTS

The Company's most significant agreements are:

[a] NeoRx Corporation ("NeoRx")
In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the company issued 63,846 common shares and 230,000 common share purchase warrants [note 8[e]].

[b] C.R. Bard, Inc. ("Bard")
In December 1998, the Company and Bard entered into an exclusive, worldwide, license and development agreement (the "Bard License Agreement") which grants Bard the right to use, manufacture, distribute and sell certain technology of the Company for peripheral perivascular applications in connection with peripheral vascular grafts and AV access grafts. Pursuant to the Bard License Agreement, Bard paid a license fee to the Company and has agreed to make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The Company is committed to a maximum of $16.5 million (US $11 million) of the joint research and development costs to be incurred by both parties. The payments and commitments of Bard pursuant to the Bard License Agreement, if all milestone payments are made and the other financial commitments are incurred, excluding royalty payments, is approximately $30 million, of which $3.1 million has been received as at September 30, 2001. The agreement may be terminated by the Company if certain milestones are not met or by Bard after the appropriate notice is provided. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

[c] Boston Scientific Corporation ("BSC") and Cook Incorporated ("Cook")
In July 1997, the Company, BSC and Cook entered into a licensing agreement and investment agreement (together the "BSC/Cook License Agreement") which grants each of BSC and Cook a co-exclusive, worldwide right and license to use, manufacture, distribute, and sell certain technology of the Company for endoluminal vascular and gastrointestinal applications on or incorporated in stents and other drug delivery devices.

Pursuant to the BSC/Cook License Agreement, each of BSC and Cook has agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The payments and commitments pursuant to the BSC/Cook License Agreement, including an equity investment of $5.4 million, if the milestone payments are achieved and the other financial commitments are incurred, excluding royalty payments, is approximately $32 million, of which $4.5 million and the equity investment has been received as at September 30, 2001. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

12. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a] For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for

stock options granted to employees and directors. Under APB 25, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

[b] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $449,000 [2000 - $531,000; 1999 - $24,240] in respect of options earned by the consultants during fiscal 2001. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2001, 2000 and 1999, respectively: risk free interest rates of 4.4%, 5.4% and 4.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.74, 1.17 and 0.69; and a weighted average expected life of the options of six years, six years and nine years.

[c] Under U.S. GAAP, the accelerated vesting of stock options granted to employees must be recorded at the intrinsic value of the stock options on the acceleration date less the intrinsic value on the initial grant date, to the extent an employee benefits from the acceleration. Accordingly, the Company has recorded compensation expense in the amount of $49,000 [2000 - $1,766,574; 1999 - $nil].

[d] Under U.S. GAAP, amounts paid for medical technologies used solely in research and development activities and with no alternative future use, would be expensed.

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

[f] Accounts payable and accrued liabilities comprise:

(in thousands of Canadian dollars)	**2001** **$**	2000 $
Trade accounts payable	**1,678**	784
Accrued contract research	**1,428**	1,350
Other accrued liabilities	**1,067**	247
	4,173	2,381

[g] For purposes of Canadian GAAP, the effect of the change in accounting principle described in note 3[b] is applied retroactively and all prior years have been restated.

For purposes of U.S. GAAP, the accounting principle described in note 3[b] is applied as a cumulative effect adjustment to the current year's reported net loss.

If U.S. GAAP were followed:
[i] the effect on the Statements of Loss and Deficit would be:

(in thousands of Canadian dollars except per share information)	**2001** **$**	2000 $	1999 $
Loss for the year, Canadian GAAP *[restated - see note 3]*	**(8,327)**	(1,645)	(12,452)
Adjustment to eliminate retroactive change in accounting principle	**—**	(272)	2,564
Adjustment for stock based compensation to non-employees	**(449)**	(531)	(24)
Adjustment for accelerated vesting of stock options	**(49)**	(1,767)	—
Adjustment for medical technology expense and amortization	**(231)**	(1,492)	(2,015)
Loss before cumulative effect of change in accounting principle for the year, U.S. GAAP	**(9,056)**	(5,707)	(11,927)
Cumulative effect of a change in accounting principle	**(2,292)**	—	—
Loss and comprehensive loss for the year, U.S. GAAP	**(11,348)**	(5,707)	(11,927)
Loss per common share, U.S. GAAP:			
Loss before change in accounting principle	**(0.59)**	(0.40)	(0.99)
Cumulative effect of a change in accounting principle	**(0.15)**	—	—
Loss per common share, U.S. GAAP	**(0.74)**	(0.40)	(0.99)
Weighted average number of common shares, U.S. GAAP (in thousands)	**15,414**	14,332	12,106

[ii] Balance Sheet items which would vary under U.S. GAAP are as follows:

(in thousands of Canadian dollars)	**2001 $**	2000 $
Medical technology	**—**	—
Total assets	**158,214**	161,670
Deferred revenue	**1,602**	—
Contributed surplus	**4,617**	2,469
Deficit	**(47,509)**	(36,161)

[iii] Statements of Cash Flow items which would vary are as follows:

(in thousands of Canadian dollars)	**2001 $**	2000 $	1999 $
Cash used in operating activities, Canadian GAAP	**(9,791)**	(6,118)	(8,246)
Adjustment for medical technology expense	**(114)**	(721)	(1,049)
Cash used in operating activities, U.S. GAAP	**(9,905)**	(6,839)	(9,295)
Cash provided by (used in) investing activities, Canadian GAAP	**6,542**	(125,038)	(5,003)
Adjustments for medical technology	**114**	721	1,049
Cash provided by (used in) investing activities, U.S. GAAP	**6,656**	(124,317)	(3,954)

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation", for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2001, 2000, and 1999, respectively: risk free interest rates of 4.4%, 5.4% and 4.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.74, 1.17 and 0.67; and a weighted average expected life of the options of five years, six years and nine years.

The Black Scholes options valuation model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted-average fair value of options granted during the year ended September 30, 2001 was approximately $40 [year ended September 30, 2000 - $33; year ended September 30, 1999 - $9].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

(in thousands of Canadian dollars)	**2001 $**	2000 $	1999 $
Net loss, U.S. GAAP	**(11,348)**	(5,707)	(11,927)
Add: SFAS 123 Expense	**(14,487)**	(3,736)	(1,349)
Pro forma loss, U.S. GAAP	**(25,835)**	(9,443)	(13,276)
Pro forma loss per share, U.S. GAAP	**(1.68)**	(0.66)	(1.10)
Weighted average number of common shares, U.S. GAAP (in thousands)	**15,414**	14,332	12,106

13. SEGMENTED INFORMATION

The Company operates in two segments: medical device coatings/implants and therapeutics. Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants. Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic

inflammatory diseases such as multiple sclerosis, rheumatoid arthritis and psoriasis.
Total assets and capital assets are not allocable between segments. However, amortization of capital assets is allocated to the segments based on estimated usage. Capital assets are substantially located in Canada.

	Years ended September 30		
	2001	2000	1999
(in thousands of Canadian dollars)	**$**	$	$
		[Restated - see note 3]	*[Restated - see note 3]*
Revenue [1]			
Medical device coatings/implants	**1,123**	4,765	689
Therapeutics	**8**	6	16
Total revenues for reportable segments	**1,131**	4,771	705
Net loss			
Medical device coatings/implants	**6,313**	236	4,059
Therapeutics	**14,584**	9,397	7,057
Total loss for reportable segments	**20,897**	9,633	11,116

(1) Revenues are all attributable to the U.S. based on the location of the Company's collaborators.

Reconciliation of loss for the years ended September 30:

	2001	2000	1999
(in thousands of Canadian dollars)	**$**	$	$
		[Restated - see note 3]	*[Restated - see note 3]*
Total loss for reportable segments	**20,897**	9,633	11,116
Non-allocable corporate expenses	**2,542**	1,222	2,383
Total other income	**(15,112)**	(9,210)	(1,047)
Loss for the year	**8,327**	1,645	12,452

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended September 30, 2001.

15. SUBSEQUENT EVENT

Subsequent to September 30, 2001, the Company issued 25,064 common shares for the exercise of 30,000 common share purchase warrants [note 8[e]].

BOARD OF DIRECTORS

Kenneth H. Galbraith, CA[1][2][3]
President
Gigha Consulting Ltd.

David T. Howard[1][2][3]
President & Chief Executive Officer
Nutraceutix, Inc.

John McDermott, MBA[1][2][3]
President
IMPRA, Inc.

William L. Hunter, MD, MSc
Chairman, Chief Executive Officer

Donald E. Longenecker, PhD
President, Chief Operating Officer

MANAGEMENT

William L. Hunter, MD, MSc
Chairman, Chief Executive Officer

Donald E. Longenecker, PhD
President, Chief Operating Officer

Thomas S. Spencer, PhD
Chief Scientific Officer

David E. Hartnett, MBA, MSc
Senior Vice President, Operations

David M. Hall, BA, BComm
Senior Vice President, Finance
Secretary & Treasurer

Rui Avelar, MD
Vice President, Investor Relations & Communications

Jeanne M. Bertonis, MBA
Vice President, Corporate Development

David D. McMasters, ESQ
Vice President, Intellectual Property &
General Counsel

[1] member of the Audit Committee
[2] member of the Executive Compensation Committee
[3] member of the Board Nominating Committee

design: [illegible]
illustration: [illegible]
photos: [illegible]
printed in canada

CORPORATE HEADQUARTERS

6660 North West Marine Drive
Vancouver, British Columbia
Canada V6T 1Z4
Telephone: (604) 221-7676
Fax: (604) 221-2330
Email: info@angio.com
Website: www.angiotech.com

AUDITORS

Ernst & Young LLP
22nd Floor, 700 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C7

LEGAL COUNSEL (CANADA)

Irwin, White & Jennings
2620-1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

LEGAL COUNSEL (USA)

Heller Ehrman White & McAuliffe LLP
Suite 6100 - 701 Fifth Avenue
Seattle, Washington
USA 98104

PATENT COUNSEL

Seed Intellectual Property Law Group
6300 Columbia Centre
701 Fifth Avenue
Seattle, Washington
USA 98104-7092

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

The NASDAQ National Market (symbol "ANPI")
The Toronto Stock Exchange (symbol "ANP")

The Annual Meeting of Shareholders will be held at the Westin Grand Hotel in Vancouver at 9:00 a.m. on Tuesday, March 5, 2002.

ANGIOTECH®

Advancing the Potential of Proven Medicines™